ATTENTION FSD PHARMA SHAREHOLDERS

FSD PHARMA

Why would anyone want to spend your Company's money to buy a start up that has no track record, no cash, and no research and development plan?

Certain Dissidents, including Mr. Durkacz, have one reason – they own part of it.

D+S
"Just Started"

"I'm happy not to take any questions at this time"

www.FSDfuture.com

These materials are important and require your immediate attention. If you have any questions or require assistance in voting your shares, please contact the proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. For up-to-date information and convenience in voting, please visit www.fsdfuture.com.

FSD PHARMA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON

MAY 14, 2021

AND

MANAGEMENT INFORMATION CIRCULAR

DATED: APRIL 20, 2021

YOUR VOTE IS IMPORTANT THE COMPANY RECOMMENDS VOTING THE BLUE PROXY [ x ] FOR ALL PROPOSED RESOLUTIONS CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR Vote only the BLUE Proxy

Dear fellow FSD Pharma Shareholder,

Your investment in FSD Pharma Inc. (the "Company") is at a crossroad. At the upcoming Annual and Special Meeting (the "Meeting") of the shareholders of the Company (the "Shareholders"), it will be up to you to determine the best path forward for the Company. Shareholders have two distinct options:

  Choose a strategy that moves the Company forward with a continuing plan to create significant value and to "level the playing field" with respect to ALL Shareholders being treated equally. This will ultimately strengthen the voting power of all Shareholders and is being advocated by the director nominees proposed by management of the Company (the "Management Director Nominees");

 or

  Choose a self-serving plan that pulls the Company backwards by entering into speculative transactions with promises that are highly unlikely to materialize into actions or any real shareholder value and acquiring a start-up notionally in the psychedelics sector (the "Start-Up") that has no track record, cash, or research and development activities, as championed by Anthony Durkacz, Zeeshan Saeed and the other dissident shareholders' (collectively, the "Dissidents"). The Dissidents have put forward this plan despite Mr. Durkacz and certain other Dissidents failing to properly disclose their financial interests in the Start-Up.

After a review of the facts, it should be clear to Shareholders that the best - and only - way to protect Shareholder interests and to support value creation is to vote FOR all Management Director Nominees and resolutions using only the BLUE proxy.

Vote Using the BLUE Proxy FOR the Right Strategy, Stronger Shareholder Democracy and the Right Board of Directors

The current strategy continues to build positive momentum and offers a number of avenues to significant value creation for ALL Shareholders such as:

  The Company is pursuing multiple applications of its lead compound, FSD-201 ultra-micronized palmitoylethanolamide ("PEA");
  In June 2020, the United States Food and Drug Administration (the "FDA") approved the submission of an Investigational New Drug Application for the use of FSD-201 to treat COVID-19;
  In September 2020, a randomized, controlled, double-blind, multicenter Phase 2 clinical study was approved by the FDA and is currently underway and expected to cover 352 hospitalized COVID-19 patients, with patient enrollment steadily increasing;

  In March 2021, the Company announced a licensing agreement to develop FDA approved Veterinary drugs for the treatment of gastro-intestinal diseases in dogs and cats.
  With more cash on its balance than in May 2018, when the Company commenced trading on CSE, management is actively exploring other merger and acquisition (M&A) and licensing opportunities that could expand the drug development pipeline and generate new opportunities to create significant value for Shareholders; and
  The Company has a letter of intent in place to acquire a controlling interest in a late stage asset that is expected to receive approval for commercialization from the FDA either in Q4 2021 or Q1 2022. The Dissidents, led by Anthony Durkacz and Zeeshan Saeed, are blocking this potential transformational acquisition that has been in the works for several months.

While executing on the optimal strategy, the Management Director Nominees are also taking action to strengthen shareholder democracy. The first step in strengthening shareholder democracy is for management to collapse the Company's dual-share structure, comprising of class A multiple voting shares (the "Class A Shares") and class B subordinate voting shares (the "Class B Shares"). The Company's 72 Class A Shares are controlled by Mr. Anthony. Durkacz, Mr. Zeeshan Saeed and Dr. Raza Bokhari (the current Executive Chairman & CEO). These three individuals collectively exercise voting power of 19,919,520 Class B Shares, which offers a disproportionate advantage to such individuals in determining the future of the Company, over and above the holders of Class B Shares, who have invested money into the Company. The Management Director Nominees led by Dr. Raza Bokhari seeks your support to eliminate the Class A Shares, and in doing so, strengthen Shareholders' voting power at no cost to Shareholders. This would result in - among many other benefits - each Shareholder receiving a voting interest that is proportionate to their equity ownership interest. One share will equal one vote.

Finally, the Company has put forward five seasoned and two new Management Director Nominees for election to the Board who all have the requisite skills, experience and track records to represent the interests of ALL Shareholders.

PROTECT YOUR INVESTMENT
WITHHOLD FROM VOTING For Any of the Dissident Director Nominees

The Dissidents are led by a Dissident Director and former employees of the Company. The Dissidents are not being forthcoming as to why they have commenced this proxy fight. Mr. Durkacz, a Director of the Company, with the support of former President and Director Mr. Saeed, first proposed that the Company acquire the Start-Up in November 2020 (a proposal that runs 180 degrees counter to the Company's stated strategy of acquiring mature, clinical-stage assets like PEA). At that time, Mr. Durkacz did not properly disclose that he and certain other Dissidents and/or their affiliates had material financial interests in the Start-Up and stood to benefit from the Company acquiring the Start-Up. This is a clear conflict-of-interest, and efforts to conceal a conflict of interest are viewed as a serious transgression in the capital markets.

The Start-Up in question has no track record. It does not have access to any psychedelics or patents, nor does it have a record of spending on research and development or meaningful cash on its balance sheet. Even if it had some of the critical missing attributes noted above, the Start-Up does not fit with the Company's strategy of focusing on clinical stage, rather than exploratory, drug development assets.

None of this appears to concern the Dissidents who are seeking 100% control of your Board of Directors, while purporting to hold only 2.7% of the Class B Shares. Nor do they offer an alternative strategic plan, something a Shareholder should expect when someone asks you to take control of your investment. Also, undermining the Dissidents' fake concern for the Company, is the fact that the Dissidents' hand-picked director nominees (the "Dissident Director Nominees") have significant independence, conflict of interest and competency concerns, as set out in the accompanying Management Information Circular (the "Circular"). At the centre of these concerns is Mr. Durkacz, First Republic Capital Corporation ("FRCC") and pre-existing, interlocking and questionable relationships amongst the Dissident Director Nominees. One of the directors the Dissidents have put forward as "independent" is Lawrence Latowsky, current CEO of Canntab Therapeutics Ltd. ("Canntab"). He is not independent from Mr. Durkacz and may not be independent from the Company. Canntab had previously engaged and paid commission to Mr. Durkacz and his company FRCC. Mr. Durkacz and Mr. Saeed, along with Mr. Lotowsky, wish to control the majority vote of their reduced number of Dissident Director Nominees so that they become the controlling minds of the Company, without proper independent review. To the extent that there are fewer than three independent Dissident Director Nominees, the Company may be in violation of applicable securities laws, including the policies of NASDAQ and the CSE, which may place the Company's NASDAQ listing in jeopardy.

The Dissidents have also not presented any names or credentials of proposed Company management that they will put in place if the Dissident Director Nominees are elected. The Dissidents have also not offered a comprehensive strategic business plan that they will follow to create shareholder value. Their sole interest is to take control of your Company so that they can roll back the progress it has made and use the Company to advance their own financial interests by entering into speculative transactions with promises that are highly unlikely to materialize into actions or any real shareholder value.

Vote FOR the Management Director Nominees and Resolutions on the BLUE Proxy Today

As Shareholders you control the Company's future, so it is essential that you vote FOR all Management Director Nominees and all resolutions in the Circular, using only the BLUE proxy. Time is of the essence. To ensure that your vote is counted at the Meeting please vote immediately and no later than 9:00 a.m. (Toronto/New York time) on May 12, 2021. For questions or assistance in voting your proxy, please contact the Company's proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. For up to date information and convenience in voting please visit www.fsdfuture.com.

Pharmaceutical R&D require time, capital and qualified management. The Company is making progress and our better days are ahead of us.

I thank you for your continued support as we take the right path forward to value creation for ALL Shareholders.

Sincerely,

(signed) "Raza Bokhari"
Dr. Raza Bokhari
Chief Executive Officer & Executive Chairman

YOUR VOTE IS IMPORTANT. ACT TODAY. SHAREHOLDERS ARE URGED TO VOTE USING THE ENCLOSED BLUE PROXY OR VOTING INSTRUCTION FORM AND VOTE NO LATER THAN 9:00 A.M. (TORONTO TIME) ON MAY 12, 2021.

VOTING METHOD	REGISTERED SHAREHOLDERS If your shares are held in your name and represented by a physical certificate	BENEFICIAL SHAREHOLDERS If your shares are held with a broker, bank or other intermediary
INTERNET	To Vote Your Proxy Online please visit: www.investorvote.com	Visit www.proxyvote.com and enter your 16-digit control number located on the enclosed voting instruction form.
TELEPHONE	Call the number listed BELOW from a touch tone telephone to vote your proxy North American Toll-Free Number: 1-866-732-VOTE (8683)	Canada: Call 1-800-474-7493 United States: Call 1-800-454-8683 and provide your 16-digit control number located on the enclosed voting instruction form.
FACSIMILE

Complete, sign and date your proxy.

Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

Canada: Fax your voting instruction form to 905-507-7793 or toll free to 1-866-623-5305 in order to ensure that your vote is received before the deadline. United States: N/A
MAIL	Mail your form of proxy in the reply envelope provided.	Mail your voting instruction form in the reply envelope provided.

If you have any questions or require any

assistance in executing your proxy or

voting instruction form, please call Gryphon Advisors Inc. at:

North American Toll-Free Number: 1.833.292.5847

Outside North America, Banks, Brokers and Collect Calls: 416.902.5565

Email: inquiries@gryphonadvisors.ca

North American Toll-Free Facsimile: 1.877.218.5372

If you have any questions about the information contained in this document or require assistance in completing your BLUE proxy form, please contact our proxy solicitation Agent at:

North American Toll-Free Number: 1.833.292.5847

Outside North America, Banks, Brokers and Collect Calls: 416.902.5565

Email: inquiries@gryphonadvisors.ca

North American Toll-Free Facsimile: 1.877.218.5372

For up-to-date information and convenience in voting please visit www.fsdfuture.com.

There are a number of important matters that each shareholder should carefully consider in connection with the meeting:

  The Board of Directors, with the exception of Anthony Durkacz, recommends that you vote using only your BLUE proxy for all proposed resolutions. The reasons for this recommendation are provided in the accompanying Management Information Circular.
  Your vote is extremely important regardless of how many shares you own. Please take the time to cast your vote today.
  TIME IS SHORT AND VOTING IS A VERY QUICK AND EASY PROCESS. To be effective, your BLUE proxy must be received no later than 9:00 a.m. (Toronto/New York time) May 12, 2021 (or 48 hours before, excluding Saturdays, Sundays and holidays, any adjournment of the meeting at which the BLUE proxy is to be used). Due to the limited time available, we recommend you consider voting by internet, telephone or facsimile.
YOU MAY ALSO RECEIVE FORMS OF PROXIES AND OTHER MATERIALS FROM PARTIES OTHER THAN MANAGEMENT. PLEASE DISCARD SUCH PROXIES AND USE ONLY THE ACCOMPANYING BLUE PROXY.

REASONS TO SUPPORT MANAGEMENT'S POSITION

I. INTRODUCTION

The future of your investment is at stake. Please vote only the BLUE proxy FOR all proposed resolutions contained in the management information circular (the "Circular") at the annual and special meeting of the shareholders (the "Shareholders") on May 14, 2021 (the "Meeting").

This proxy contest is about Anthony Durkacz, Zeeshan Saeed and the other dissident shareholders' (collectively, the "Dissidents") self-serving plan to have FSD Pharma Inc. (the "Company") acquire a start-up notionally in the psychedelics sector (the "Start-Up"), with no track record, cash, or research and development activities, and the failure of Mr. Durkacz and certain other Dissidents, to properly disclose their substantial interests in the Start-Up. The Dissidents in their information circular (the "Dissident Circular") have not shared a new, superior, detailed strategic or value creating plan for the Shareholders nor have they provided credentials of a qualified management team. That is because they do not have one. The directors proposed to be elected by the Dissidents (the "Dissident Director Nominees") do they have any drug development experience or meaningful public board experience. Instead, they plan to double-down on their failed strategy of acquiring the Start-Up so they can financially benefit at the expense of the interests of all Shareholders and by entering into speculative transactions with promises that are highly unlikely to materialize into actions or any real shareholder value. They intend to do this by seeking disproportionate, 100% control and representation of the Company's board of directors (the "Board") by installing hand-picked directors who will not oppose the lead Dissident, Mr. Durkacz.

II. REASONS TO VOTE FOR THE MANAGEMENT DIRECTOR NOMINEES

There are a number of compelling reasons why shareholders should vote FOR management's proposed director nominees (the "Management Director Nominees"). The Management Director Nominees support a strategy to create significant value for ALL Shareholders and a plan to strengthen the voting power of all Shareholders - at no cost to Shareholders. The seven Management Director Nominees bring superior experience and expertise and are best-positioned to ably represent ALL Shareholders interests.

The Right Strategy

This proxy contest offers a stark choice for Shareholders: risk further misadventure in the cannabis and psychedelics industry, or move forward as a specialty biotech pharmaceutical company that already has positive momentum. There are a number of avenues to significant Shareholder value creation under the current strategy.

The Company is pursuing multiple applications of its lead compound, FSD-201 ultra-micronized palmitoylethanolamide ("PEA"). Ultra-Micro PEA stabilizes mast cells and down-regulates the pro-inflammatory cytokines to effectuate an anti-inflammatory response; it is also known to target the CB2 receptors of the endocannabinoid system of the human body.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for FSD-201 and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of micro-PEA. Since 2004, ultra-micro PEA has been dispensed in Italy and Spain as a prescription based medical food supplement.

In June 2020, the United States Food and Drug Administration (the "FDA") approved the submission of an Investigational New Drug Application ("IND") for the use of FSD-201 to treat COVID-19. In September 2020, a randomized, controlled, double-blind, multicenter Phase 2 clinical study was approved by the FDA and is currently underway and expected to cover 352 hospitalized COVID-19 patients, with patient enrollment steadily increasing.

In March 2021, the Company also announced that it had entered into a license agreement with Innovet Italia S.R.L. to use PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in dogs and cats, a new and untapped market.

The Company has a letter of intent in place to acquire a controlling interest in a late stage asset that is expected to receive approval for commercialization from the FDA either in Q4 2021 or Q1 2022. The Dissidents, led by Mr. Durkacz and Mr. Saeed are blocking this potential transformational acquisition that has been in the works for several months.

The Company is also exploring a potential investment in a company with a demonstrated track record in the psychedelic space, unlike the Dissidents who want to force acquisition of the Start-Up that is notionally in the psychedelic space, with no demonstrated track record, and is laced with conflicts of interest.

With a strong balance sheet, the Company is actively exploring other mergers and acquisitions and licensing opportunities that could expand the drug development pipeline and create significant value for Shareholders.

The Company carefully evaluates all potential transactions against specific criteria, including:

  advanced, clinical stage research and development ("R&D") assets that fill unmet or underserved medical needs;
  assets with defined primary therapeutic targets, and the potential for secondary and tertiary targets; and
  assets that are substantially de-risked, with a defined path and R&D spend to reach subsequent stages of drug development and commercialization.

A disciplined, methodical approach to drive value creation is what Shareholders expect, and what will be delivered. The unstructured and riskier approach to building the business - as championed by the Dissidents - is in the past, where it should stay.

A Proposal to Strengthen Shareholder Democracy by Eliminating Class A Shares

The Management Director Nominees believe that one share should equal one vote. As detailed in the Circular, the Company is seeking Shareholder approval to collapse the Company's dual-share structure and in doing so, strengthen Shareholders' voting power.

The Company proposes to reorganize its share capital (the "Share Reorganization") by amending its articles to provide that on July 1, 2021 (the "Sunset Date"), the 72 class A multiple voting shares (the "Class A Shares") which are issued and outstanding, will be converted into 72 class B subordinate voting shares (the "Class B Shares"), following which, no Class A Shares will be outstanding. As a result, the Company's outstanding capital would consist of a single class of voting equity securities, being the Class B Shares, which would continue to have one vote per share. The Share Reorganization does not modify in any way the substantive rights and privileges attached to the Class B Shares and does not provide any material consideration to the holders of the Class A Shares. The 72 outstanding Class A Shares would simply be converted, on a 1:1 basis, to a total of 72 Class B Shares.

The dual-class share structure has been in place since the Company completed its reverse-takeover in May 2018. The Class A Shares carry 276,660 votes per Class A Share and the Class B Shares carry one vote per Class B Share. As of April 14, 2021, being the record date for Shareholders entitled to vote at the Meeting, there are 35,991,846 Class B Shares issued and outstanding and 72 Class A Shares issued and outstanding. The Class A Shares are not presently subject to a sunset based on time, retained equity interests, or any other trigger common to dual-class voting structures.

Dr. Bokhari controls 2,428,386 Class B Shares and 24 Class A Shares, which together represents 16.2% of the aggregate votes attached to all issued and outstanding shares of the Company (the "Shares"). Dissident shareholder Mr. Saeed controls 504,476 Class B Shares and 24 Class A Shares, which together represents 12.8% of the aggregate votes attached to all outstanding Shares. Dissident shareholder and a current director of the Company, Mr. Durkacz, controls 450,058 Class B Shares and 24 Class A Shares, which together represents 12.7% of the aggregate votes attached to all outstanding Shares. As a result, Mr. Durkacz and Mr. Saeed collectively control 25.5% of the aggregate votes attached to all outstanding Shares. The number of Class B Shares held by the Dissidents represents 2.7% of the Class B Shares issued and outstanding. It is untenable that holders of such a small number of the publicly traded shares are attempting to hold the Company hostage over a self-serving transaction that does not benefit all Shareholders. This is one of the many reasons Management is proposing the elimination of the Class A Shares. It is time to put control of the Company where it belongs, in the hands of ALL Shareholders.

The Management Director Nominees recommend that Shareholders vote FOR the Share Reorganization for a number of reasons, including:

  the Share Reorganization will allow each Shareholder to have a voting interest that is proportionate to their equity ownership interest. One share will equal one vote;
  the elimination of the Class A Shares will result in control of the Company being "in the hands of the public" which may facilitate a third-party acquisition, or significant third-party investments, following the completion of the Share Reorganization;
  a simplified capital structure could lead to enhanced market acceptance of the Class B Shares, which is expected to improve the Company's ability to take advantage of future corporate opportunities;
  a simplified capital structure will make the Company more attractive to institutional investors;
  the Share Reorganization is expected to enhance the liquidity and marketability of the Class B Shares as a result of the larger public float of a single class of shares; and
  the Share Reorganization will result in a single class of shares, which will simplify the governance of the Company and align its capital structure with what is generally viewed as best practice.

The Right Board

The proxy contest offers Shareholders a choice between a professional slate of Management Director Nominees and a slate of Dissident Director Nominees with minimal experience and questionable interlocking relationships. The Company has put forward seven Management Director Nominees who all have the requisite skills, experience and track records to represent the interests of ALL Shareholders.

The incumbent Management Director Nominees are directly responsible for the Company's turnaround from a failed cannabis start-up to a well-capitalized, advanced drug development company. They have the skills and experience to advance the FDA trials and pursue further drug development opportunities. Until the recent events surrounding the rejection of the Start-Up transaction, their vision for the Company was supported by Mr. Durkacz and Mr. Saeed. The Management Director Nominees seek a democratization of the Company's share structure by way of their proposal to eliminate the Class A Shares.

Incumbent Management Director Nominees

Dr. Raza Bokhari, MD, Executive Chairman of the Board and CEO

Dr. Bokhari joined the board of directors of the Company in August 2018 and was named Executive Co-Chairman of the Board in December, Interim CEO in February 2019 and Permanent CEO in June 2019. Dr. Bokhari has been responsible for developing and leading the Company's new strategy and exiting the cannabis industry. Dr. Bokhari is an effective "change agent," with several years of experience and expertise in start-up and turn-around businesses, he has a history of turning around financially struggling companies.

For additional biographical information, see "Information Regarding the Management Director Nominees" in the Circular.

The Honourable Stephen Buyer, Director

Mr. Buyer was a member of the United States House of Representatives, serving nine consecutive terms from January 1993 to January 2011. He was the architect of TRICARE For Life and authored the U.S. military's pharmacy redesign and assisted in creating Medicare Part D. Prior to his tenure in the United States Congress, Mr. Buyer served as a Special Assistant United States Attorney and Indiana Deputy Attorney General.

For additional biographical information, see "Information Regarding the Management Director Nominees" in the Circular.

Robert J. Ciaruffoli, CPA, Director

Mr. Ciaruffoli is a co-founder and vice-chairman of Broad Street Angels, a 100 member Philadelphia-based angel investor network which invests in start-up entrepreneurial businesses with high growth potential. Broad Street Angels is the largest angel investor network in the Philadelphia region. Mr. Ciaruffoli is a CPA and served as the chairman and CEO of the Parente Beard/Baker Tilly accounting and advisory firm.

For additional biographical information, see "Information Regarding the Management Director Nominees" in the Circular.

Gerald (Gerry) Goldberg, CPA, CA, Director

Mr. Goldberg is a Chartered Professional Accountant and was a Senior Partner in the accounting firm of Schwartz Levitsky Feldman LLP, in Toronto, which has been ranked among the largest public accounting firms in Canada. Mr. Goldberg was also a Partner in Grant Thornton and its predecessor firm for over 15 years.

Mr. Goldberg has over 40 years' experience and was the head of the U.S. Public company audit division of Schwartz Levitsky Feldman LLP and also has industry expertise in the service, distribution, retail, mining, natural resources and oil & gas, real estate, "not-for-profit" entities and manufacturing industries with a strong emphasis in taxation and business advisory services. Mr. Goldberg is also active in corporate finance and development and was involved in the structure and design of numerous innovative financing instruments, tax shelters and syndications, both in Canada and the U.S.

For additional biographical information, see "Information Regarding the Management Director Nominees" in the Circular.

Dr. Larry Kaiser, MD, FACS, Director

Dr. Kaiser is currently Managing Director with the Healthcare Industry Group at Alvarez and Marsal, a leading global professional services firm. Dr. Kaiser held a variety of positions over his career, including chief of general thoracic surgery, founder and director of the Temple University's lung transplantation program, director of its Center for Lung Cancers and Related Disorders, and co-director of the Thoracic Oncology Laboratory. Dr. Kaiser is author or co-author of 17 books and more than 300 original papers.

For additional biographical information, see "Information Regarding the Management Director Nominees" in the Circular.

New Management Director Nominees

Donal Carroll, CPA, Chief Financial Officer and Proposed Director

Mr. Carroll joined the Company as interim Chief Financial Officer in 2018 and was appointed to the position on a permanent basis in December 2019. An experienced business executive, Mr. Carroll has 20 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. With a balance of prudent financing practices and business insights, Mr. Carroll has successfully guided companies through expansion and growth.

For additional biographical information, see "Information Regarding the Management Director Nominees" in the Circular.

Frank Lavelle, Proposed Director

For the past 40 years, Mr. Lavelle has been a President and Chief Executive Officer of global and multinational organizations focused on high-value data, analytics, technology solutions, and actionable insights for healthcare and life sciences manufacturers, payers, and providers. Mr. Lavelle has also brought technology solutions to public health, education, and the public sector over his career.

Mr. Lavelle is a past member of the Health Finance Management Association and the American Health Information Management Association.

For additional biographical information, see "Information Regarding the Management Director Nominees" in the Circular.

EXECUTIVE TEAM

Adding to the strength of the Management Director Nominees are the senior executives of the Company who have the talent, qualifications and skills to execute on Right Strategy, including:

Dr. Edward Brennan, Jr., MD, FACS, Chief Medical Officer

Dr. Brennan, has more than 25 years of experience in leadership roles at major pharmaceutical companies and clinical research organizations. Dr. Brennan is an accomplished biopharmaceutical executive with a proven track record in FDA submissions and drug development. Dr. Brennan has extensive experience in all phases of clinical development across multiple therapeutic areas. As a Medical Director with Wyeth-Ayerst Research and GlaxoSmithKline, he led teams through ten IND applications and advanced multiple compounds from pre-candidate selection (proof of concept) through clinical trial management and approval.

For additional biographical information, see the "Executive Team" in the Circular.

Dr. Huma Qamar, MD, Senior Vice President, Head of R&D Program

Dr. Qamar has worked in the clinical research field for some of the most renowned Ivy League institutions such as Yale University, Harvard University and the University of Pennsylvania. She has robust experience in the Protocol development, Medical Affairs and Medical Monitoring including Phase I-IV global clinical trial operations, FDA inspections, billing and compliance audits, clinical trial launches, scientific review, Medical Affairs team management, scientific/medical writing, publications/abstracts, and education of clinical trial data to internal external partners and collaborating academic centers. She has expertise in the therapeutic areas of Oncology (Heme-Onc, CART, rare tumors, sarcoma, melanoma, Phase 1, Women's health, GU and GI), fetal oncology, rheumatology, dermatology, neurology, cardiology, hepatology and infectious diseases.

For additional biographical information, see the "Executive Team" in the Circular.

Dr. Sara May, President, FV Pharma

Dr. Sara May is a Ph.D. graduate with a multidisciplinary background in plant breeding and crop genetics with over ten years' experience designing, implementing and managing large-scale projects in the field, lab and greenhouse. Dr. May has extensive work experience with all aspects of National, International, Provincial and Regional Legislative Acts and Regulations. Dr. May has deep domain expertise, which includes managing large scale operations, developing and implementing quality control and quality assurance methods and standard operating procedures and HACCP.

For additional biographical information, see the "Executive Team" in the Circular.

III. REASONS TO WITHHOLD FROM VOTING FOR ANY OF THE DISSIDENT DIRECTOR NOMINEES

Dissident Director Nominees' Hidden Ownership Position in the Start-Up

Mr. Durkacz, a director of the Company, with the support of former President and director Mr. Saeed, first brought a proposal for the Company to acquire the Start-Up in November 2020. At that time, Mr. Durkacz do not disclosed that he and/or his affiliates have a material financial interest in the Start-Up and stood to substantially benefit from the Company acquiring the Start-Up.

Putting aside the legal implications of this behaviour, Shareholders have a right to know if Mr. Durkacz as a Shareholder and director of the Company, and Mr. Saeed, as a Shareholder, former director and former officer of the Company, who purport to represent the interests of all Shareholders, stand to benefit from the transaction they demand - above and beyond the compensation they have received from the Company. The term for this is a conflict-of-interest and efforts to conceal a conflict of interest are a serious transgression in the capital markets.

Having been stopped by directors who take their duty to the Company and its Shareholders seriously, the Dissidents are now seeking to take control of the Company by way of a proxy contest. The Company and its leadership had hoped that the Dissidents would finally disclose their full interests in the Start-Up in the Dissident Circular, but when they failed to do so, the Company was left with no choice but to file a Notice of Application asserting that Mr. Durkacz and certain other Dissidents and their affiliates, have substantial interests in the Start-Up that they have not disclosed adequately, or at all, to Shareholders or to the Board, in contravention of applicable law.

Start-Up Psychedelic is the Wrong Investment at the Wrong Time

When Mr. Durkacz and Mr. Saeed proposed acquiring the Start-Up, the Company commenced a due diligence review, as it would with any proposed transaction. This included a number of activities, including, personally reaching out to the Start-Up's CEO, reviewing numerous documents relating to its research and business and analyzing the viability of acquiring the Start-Up. Throughout the due diligence review, Mr. Durkacz and Mr. Saeed pressured, insisted and demanded that the Start-Up be acquired. Despite this inappropriate conduct, after completing its review, the Company concluded that it would not be in its best interest to acquire the Start-Up for a number of reasons, including that:

  the Start-Up was planning to explore the pharmacological uses of psychedelics, but it did not have access to any psychedelics;
  the Start-Up did not fit with the Company's strategy of focusing on clinical stage, rather than exploratory, drug development companies; and
  the Start-Up had no track record or operating history, no psychedelic patents, no record of spending on R&D, no clinical or pre-clinical business and no meaningful cash on its balance sheet.

The Dissidents Seek Disproportionate Control of the Board, with a Plan to Double Down on their Failed Strategy

The Dissidents state that they hold 26.31% of the Company's Shares. The vast majority of this position is a result of Mr. Durkacz and Mr. Saeed holding a total between them of 48 Class A Shares, with each Class A Share having 276,660 votes. There is no corresponding economic interest attached to the Class A Shares. The Class A Shares were acquired for nominal consideration of a few hundred dollars in connection with the Company's Canadian public listing as a medical cannabis company in early 2018. However, the Dissidents are now seeking 100% control of the Board. This is a disproportionate demand that should be concerning to all Shareholders. This is not a Board renewal - it is a Board coup by a group that, in the aggregate, holds only 2.7% of the Class B Shares, being the publicly traded shares of the Company.

When a dissident shareholder group seeks a majority - let alone total - control of a board of directors, proxy advisors require them to submit a fulsome alternative plan or a superior strategic plan for shareholders to consider. The Dissidents have failed to do this. Instead, the Dissident Circular provides five cursory bullet points that are vague and tactical in nature. The issue is not that the Dissidents are lacking a superior strategy; it is that the Dissidents don't have any strategy for the Company. Certain Dissidents intend to advance their own financial interests by entering into speculative transactions with promises that are highly unlikely to materialize into actions or any real shareholder value.

The Dissidents have also failed to provide credentials of a qualified and experienced management.

Shareholders should pay special attention to the first bullet in the Dissident Circular where they state their intention to: "acquire biotechnology assets focused on legal medical cannabis and/or legal psychedelics to increase the Company's drug development pipeline and reduce reliance on a single compound."1

There are two points of concern with this statement.

1. The Dissidents refer to acquiring "legal psychedelics", they are referring to the non-arm's-length transaction to acquire the Start-Up, where Mr. Durkacz and certain other Dissidents stand to benefit at the expense of other Shareholders.

2. The "legal medical cannabis" strategy was Mr. Durkacz's and Mr. Saeed's strategy when they were both directors and officers of the Company. That strategy failed and was replaced in the fall of 2018, when the Board - including Mr. Durkacz and Mr. Saeed - made the decision to shift the Company's focus to biotechnology and FDA approved pharmaceutical R&D, under the strengthened leadership of Dr. Bokhari and the incumbent Management Director Nominees.

The current strategy and recovery from Mr. Durkacz's and Mr. Saeed's past mistakes are already gaining positive momentum in the capital markets, but the Dissidents want to take the Company backwards and return to the errors of their ways.

Material Concerns with the Dissident Director Nominees

There are a number of significant independence, conflict of interest and competency concerns with the Dissident Director Nominees. This suggests that they are not well-positioned to represent the interests of ALL Shareholders. At the centre of this concern is Mr. Durkacz, First Republic Capital Corporation and pre-existing and interlocking relationships among the Dissident Director Nominees.

We also note that Mr. Durkacz and Mr. Saeed are non-independent, and even ignoring the interlocking relationships among the Dissident Director Nominees, the overall independence level of the Dissident Director Nominees is only 60%. To the extent that Mr. Latowsky is determined not to be independent, by virtue of his relationships with Mr. Durkacz and his affiliates, there would be fewer than three independent Dissident Director Nominees. In that circumstance, the Company may be in violation of applicable securities laws, including the policies of NASDAQ and the CSE, which may place the Company's NASDAQ listing in jeopardy.

1 FSD Pharma Inc. Dissident Circular, March 17, 2021

In addition, while the Dissidents are spending pages in the Dissident Circular criticizing the loss of Shareholder value under Dr. Bokhari's leadership, it is puzzling that during such period while Mr. Durkacz and Mr. Saeed were on the Board, with one being Co-Chair of the Board and one being President of the Company, why both were silent about the Company's strategic direction if they truly disagreed with Dr. Bokhari's vision.

Dissident Director Nominees

Anthony Durkacz

Mr. Durkacz is a director and Executive Vice-President of First Republic Capital Corporation, which has an interest in the Start-Up he continues to insist that the Company purchase. He continues to obfuscate his ownership position in the Start-Up.

Mr. Durkacz has also forced the Company to incur expenses in the hundreds-of-thousands of dollars in unnecessary costs as it seeks to have the Ontario Superior Court of Justice force him to provide full and complete disclosure to all Shareholders, as well as in costs associated with a litigation and proxy contest that Mr. Durkacz foisted upon the Company after the Board refused to rubber-stamp the Start-Up transaction.

Zeeshan Saeed

Mr. Saeed is the former President and a former director of the Company who eagerly supports the plan for the Company to purchase the Start-Up. The Company understands that Mr. Saeed also has a conflict of interest in relation to the Start-Up, though the nature and extent of his interest has not been disclosed to the Company or its Shareholders.

Mr. Durkacz and Mr. Saeed were in large part responsible for the Company's struggles in the cannabis sector through unsuccessful cannabis investments.

Mr. Durkacz and Mr. Saeed have no drug development experience and, outside of the Company, have no senior public board experience.

Nitin Kaushal

According to the Dissident Circular, Mr. Kaushal sits on at least eight company boards. It is not clear how Mr. Kaushal would have the requisite time to serve the Shareholders should he be elected to serve as a director. Mr. Kaushal would also be deemed to be over-boarded by the standards of external proxy advisors, who do not believe that a director can provide adequate consideration when their attention is spread so thinly.

Among the numerous boards that Mr. Kaushal sits on is High Tide Inc., which has used Mr. Durkacz's First Republic Capital Corporation as an agent in the past.

The Dissidents have also disclosed concerning history regarding 3 Sixty Secure Corp. ("3 Sixty"), a company where Mr. Kaushal continues to serve as a director. On June 9, 2020, 3 Sixty announced that it was not able to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended December 31, 2019, within the period prescribed for such filings. 3 Sixty made an application for a management cease trade order (the "MCTO") and, on June 18, 2020, the MCTO was issued by the Ontario Securities Commission (the "OSC") which restricted all trading in securities of 3 Sixty by its directors and officers until two business days following the completion of the required filings. On July 15, 2020, the OSC revoked the MCTO and issued a failure-to-file cease trade order (the "FFCTO"), ordering that all trading in the securities of 3 Sixty would cease, except in accordance with the conditions of the FFCTO, if any, for so long as the FFCTO remains in effect.

Lawrence (Larry) Latowsky

Mr. Latowsky is CEO of Canntab Therapeutics Limited, for which Mr. Durkacz's First Republic Capital Corporation acts as an agent. This presents two concerns for the Shareholders. The first is that Mr. Latowsky and Mr. Durkactz clearly have a longstanding relationship. While Mr. Latowsky may meet the strict technical definition of "independence" from the Company, it is reasonable to question if he would act independently of Mr. Durkactz at the boardroom table.

The Shareholders should also question Mr. Durkacz's relationship with Canntab Therapeutics Limited and how this could affect Mr. Latowsky's ability to put the interests of the Company and the Shareholders first, at the same time as Mr. Durkacz and First Republic Capital Corporation affects the prospects of Canntab Therapeutics Limited.

As with Mr. Durkacz and Mr. Saeed, Mr. Latowsky has no drug development or senior public board experience and is best known professionally for his association with cannabis start-ups.

Fernando Cugliari

The Dissident Circular describes Mr. Cugliari as an investment advisor with a legal background. He does not appear to have any experience as a director of a public company and it is unclear how his background positions him to add value as a director of a dual-listed, specialty biotech pharmaceutical holding company.

Disingenuous Dissident Claims are Aimed to Distract Shareholders from their Attempt to Take Control of the Company

The Dissidents purport to have a number of concerns with the Company, but that is not what this proxy contest is really about. On its face, this is about the Dissidents seeking 100% control of your Board on the back of Class A Shares, which they neither earned nor acquired for value. The Dissidents want control to push through a non-arm's-length transaction, for an unattractive asset, in which Mr. Durkacz and other Dissidents stand to benefit at the expense of the interests of all other Shareholders.

The Dissidents' feigned and unsubstantiated concerns are an attempt to distract and confuse Shareholders just enough to allow them to take control of the Board. See "Background to the Meeting - Rebuttal of Dissident Allegations" below. If Shareholders aren't paying attention or fail to support the Management Director Nominees on the BLUE proxy, the Dissidents' strategy might work.

The Dissidents have failed to acknowledge their role in the Company's past loss of Shareholder value. While the Dissidents have been quick to criticize Dr. Bokhari's leadership, Mr. Durkacz and Mr. Saeed, as longstanding Co-Chair of the Board and President of the Company, respectively, and champions of its failed medical cannabis cultivation strategy, are responsible for the Company's performance. Furthermore, if Mr. Durkacz and Mr. Saeed truly disagreed with Dr. Bokhari's vision, it should be troubling to Shareholders that they were unable to articulate their concerns and/or propose alternative solutions in the Dissident Circular. They have not presented any names or credentials of the management that they will put in place should the Dissident Director Nominees be elected and have also not offered a comprehensive strategic business plan that they will follow to create shareholder value.

It is also disingenuous for the Dissidents, and especially Mr. Durkacz and Mr. Saeed, to suddenly feign concern with the Company's compensation, as it is an approach they approved as directors and supported until very recently, when the other directors of the Company refused to put Mr. Durkacz's interests ahead of the interests of all other Shareholders and push through the acquisition of the Start-up.

Similarly, Mr. Durkacz and Mr. Saeed previously approved the Company's approach to issuing equity in order to fund its drug development, with Mr. Durkacz's First Republic Capital Corporation playing a central role in the past. Both Mr. Durkacz and Mr. Saeed are well aware of the Company's need to fund its operations and development and the significant upside for the Company and its Shareholders, should the FDA continue to approve its compounds.

In a proxy contest, it can be difficult for Shareholders to separate fact from fiction. In this instance, Shareholders need not take management's word for it. To further highlight the disingenuous nature of the Dissidents' allegations, in November 2020, Mr. Durkacz gave a presentation to the Executive Committee of the Board and to Company management in which he was complimentary of management. He said that management "outperforms", and that the Company has an "institutional quality Board".

FSD PHARMA INC.
c/o 100 King Street West, First Canadian Place, Suite 3400
Toronto, Ontario
M5X 1A4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the "Meeting") of FSD Pharma Inc. (the "Company") will be held as a hybrid meeting with a physical location at The Union League of Philadelphia at 140 S Broad St, Philadelphia, PA 19102 and the option to participate virtually, via online webcast using the LUMI meeting platform at https://web.lumiagm.com/254368544 on Friday, May 14, 2021 at 9:00 a.m. (Toronto/New York time) subject to any adjournments or postponements thereof, for the following purposes:

1. to fix the number of directors at seven and to elect the directors of the Company for the ensuing year. For more information, see "Election of the Board of Directors" in the Company's Management Information Circular dated April 20, 2021 (the "Circular");

2. to consider and, if thought advisable, to approve, with or without variation, a special resolution, to amend the Company's articles of amalgamation, as amended (the "Articles") to provide for a "sunset" provision with respect to the class A multiple voting shares of the Company. For more information, see "Other Business of the Meeting - Amendment to the Articles - Sunset Provision" in the Circular;

3. to receive the audited annual financial statements of the Company for the years ended December 31, 2020 and December 31, 2019 together with the reports of the auditor thereon;

4. to appoint the auditor of the Company for the ensuing year and to authorize the Board of Directors of the Company (the "Board") to fix the remuneration of the auditor;

5. to consider and, if thought advisable, to approve, a special resolution, the full text of which is set forth in the Circular, authorizing and approving a change of the registered office of the Company from Durham Region, Ontario to a location in the City of Toronto, Ontario;

6. to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, ratifying the adoption of the Amended and Restated By-law No. 1 of the Company, as more particularly described in the Circular, approved by the Board in January, 2021; and

7. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the Circular. The Board has fixed April 14, 2021 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and any postponement or adjournment thereof.

Management of the Company is soliciting proxies on the accompanying BLUE proxy or BLUE voting instruction form. Shareholders who are unable to attend the Meeting in person or virtually are requested to vote and submit their BLUE proxy or BLUE voting instruction form in advance so that as large a representation of shareholders as possible may be heard the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the Circular. Your vote is important to us, regardless of the number of shares held. Please vote your BLUE proxy or BLUE voting instruction form today.

IMPORTANT NOTICE

Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the Company will be conducting the Meeting in a hybrid format. Registered shareholders, beneficial shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions, and vote in person or virtually by following the instructions in the Circular. Hosting a hybrid meeting will enable greater participation by shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online while minimizing the health risk that may be associated with large gatherings. The Circular provides important and detailed instructions about how to participate virtually at the Meeting.

We request that shareholders also review and follow the instructions of any regional health authorities in the Commonwealth of Pennsylvania, including the City of Philadelphia and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting in person. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact with is experiencing any cold or flu-like symptoms or has travelled to/from outside of Canada or the United States within the 14 days immediately prior to the Meeting. The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, state and local laws and orders.

Virtual attendance will be in real time through an online portal available at https://web.lumiagm.com/254368544, provided that shareholders are connected to the internet and carefully follow the instructions set out in the Circular. Beneficial shareholders who do not follow the procedures set out in the Circular will be able to listen to a live webcast of the Meeting as guests, but will not be able to ask questions or vote.

Regardless of whether a shareholder plans to attend the Meeting in person or virtually, all shareholders are strongly encouraged to vote by submitting your BLUE proxy or BLUE voting instruction form prior to the Meeting by one of the means described in the Circular. Registered shareholders may vote their proxies by mail, phone, facsimile or internet. To be effective at the Meeting, a registered shareholder voting by BLUE proxy, must return their BLUE proxy by 9:00 a.m. (Toronto time) on May 12, 2021 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the BLUE proxy is to be used) (the "Proxy Deadline") to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"). Failure to properly complete or deposit a BLUE proxy may result in its invalidation. The Chair of the Meeting may waive or extend the proxy cut-off time at his discretion without notice.

Beneficial shareholders who receive this notice of annual and special meeting of shareholders and related materials through their broker, investment dealer, bank, trust company, custodian, nominee or other intermediary, should carefully follow the instructions of their intermediary to ensure that their shares are voted at the Meeting in accordance with such shareholders' instructions. Beneficial shareholders are advised that voting through a proxyholder at the Meeting will include, as a result of the virtual aspect of the Meeting, the additional step of registering proxyholders with the Computershare after submitting their BLUE proxy or BLUE voting instruction form, as applicable. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a user name to participate in the Meeting virtually and only being able to attend virtually as a guest and thus will not be able to vote or submit questions at the Meeting. Please refer to the instructions provided in the Circular.

Beneficial shareholders resident in the United States must obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend and vote at the Meeting. Beneficial shareholders resident in the United States are advised to carefully follow the instructions from their broker or bank included with the proxy materials and that they may contact their broker or bank to request a legal proxy form. After obtaining and completing the legal proxy, beneficial shareholders resident in the United States must then register to attend the Meeting by submitting a copy of their legal proxy to Computershare no later than the Proxy Deadline. Requests for registration should be directed to: Computershare by email to USLegalProxy@computershare.com. Please note that the legal proxy must also be registered at https://www.computershare.com/FSDPharma. Following the foregoing additional steps, beneficial (non-registered) shareholders resident in the United States will be able to attend and vote at the Meeting virtually at https://web.lumiagm.com/254368544.

PLEASE NOTE THAT Anthony Durkacz, Zeeshan Saeed, First Republic Capital Corporation, Andrew Durkacz, Gloria Durkacz, Fortius Research and Trading Corp., Xorax Family Trust and Zachary Dutton (collectively the "Dissident Shareholders") have delivered, or intend to deliver, an information circular (the "Dissident Circular") nominating five director candidates for election at the Meeting. You may receive solicitation materials from the Dissident Shareholders seeking your proxy to vote for their nominees. The Company is not responsible for the accuracy of any information provided in the Dissident Circular or by, or relating to, the Dissident Shareholders or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, the Dissident Shareholders or any other statements that the Dissident Shareholders may otherwise make.

Management is soliciting proxies for the election to the Board the persons named on the BLUE proxy and urges Shareholders NOT to sign or return or vote any proxy card sent by the Dissident Shareholders. Shareholders who have already voted using a proxy card sent by the Dissident Shareholders can: (a) recast their votes using the Company's BLUE proxy prior to the Proxy Deadline; or (ii) revoke their proxy by following the instructions set out in the Circular under the heading "Shareholder Questions About Voting - Can a Shareholder take back their proxy once it has been given?"

Shareholders are entitled to vote at the Meeting either in person or by proxy, as described in the Circular under the heading "Shareholder Questions About Voting". For information with respect to shareholders who own their shares in the capital of the Company through an intermediary, see "Shareholder Questions About Voting" in the Circular.

All shareholders are strongly encouraged to vote by submitting your BLUE proxy or BLUE voting instruction form prior to the Meeting by one of the means described in the Circular.

Dated at Toronto, Ontario this 20th day of April, 2021.

BY ORDER OF THE BOARD
(signed) "Raza Bokhari"

Dr. Raza Bokhari

Chief Executive Officer & Executive Chairman

FSD PHARMA INC.
MANAGEMENT INFORMATION CIRCULAR

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management ("Management") of FSD Pharma Inc. (the "Company"). The form of BLUE proxy which accompanies this Circular is for use at the annual general and special meeting of the shareholders of the Company ("Shareholders" or "you") to be held as a hybrid meeting with a physical location at The Union League of Philadelphia at 140 S Broad St, Philadelphia, PA 19102 and the option to participate virtually via online webcast using the LUMI meeting platform at https://web.lumiagm.com/254368544 on Friday, May 14, 2021 at 9:00 a.m. (Toronto/New York time) subject to any adjournments or postponements thereof.

The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone or email.

The class B subordinate voting shares ("Class B Shares") of the Company are traded on the Canadian Securities Exchange (the "CSE") and on the NASDAQ Capital Market ("NASDAQ") under the symbol "HUGE".

Unless otherwise specified, the information contained in this Circular is given as of April 20, 2021. Unless otherwise specified, all references to "dollars" or "$" in this Circular are to Canadian dollars.

IMPORTANT NOTICE

Due to the continuing public health impact of the COVID-19 pandemic, and having regard to the health and safety of the Company's employees and shareholders as well as public health guidelines to limit gatherings of people, the Company will be conducting the Meeting in a hybrid format. Registered shareholders, beneficial shareholders and duly appointed proxyholders will be able to attend the Meeting, ask questions, and vote in person or virtually. Hosting a hybrid meeting will enable greater participation by shareholders by allowing shareholders that might not otherwise be able to travel to a physical meeting to attend online while minimizing the health risk that may be associated with large gatherings. The Circular provides important and detailed instructions about how to participate virtually at the Meeting.

We request that Shareholders also review and follow the instructions of any regional health authorities in the Commonwealth of Pennsylvania, including the City of Philadelphia, and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting in person. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact with is experiencing any cold or flu-like symptoms or has travelled to/from outside of Canada or the United States within the 14 days immediately prior to the Meeting. The Company reserves the right to take any additional pre-cautionary measures deemed to be appropriate, necessary or advisable in relation to the Meeting in response to further developments in the COVID-19 outbreak and in order to ensure compliance with federal, state and local laws and orders.

Your vote is important. Whether or not you plan to attend the Meeting in-person or virtually, please vote your BLUE proxy as soon as possible by one of the methods described below to ensure that you are represented at the Meeting.

PLEASE NOTE THAT Anthony Durkacz, Zeeshan Saeed, First Republic Capital Corporation, Andrew Durkacz, Gloria Durkacz, Fortius Research and Trading Corp., Xorax Family Trust and Zachary Dutton (collectively, the "Dissidents") have delivered, or intend to deliver, an information circular (the "Dissident Circular") nominating five director candidates for election at the Meeting. You may receive solicitation materials from the Dissident Shareholders seeking your proxy to vote for its nominees (the "Dissident Director Nominees"). The Company is not responsible for the accuracy of any information provided in the Dissident Circular or by, or relating to, the Dissident Shareholders or their nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, the Dissident Shareholders or any other statements that the Dissident Shareholders may otherwise make.

FORWARD-LOOKING INFORMATION

To the extent any statements made in this Circular contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 as amended (the "1933 Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, statements regarding the Meeting, the solicitation of proxies and voting in respect of the Meeting, the Dissident Shareholders, the intentions of the Dissident Shareholders or the Dissident Director Nominees, the impact of the Dissident Director Nominees or the Management Director Nominees (as defined herein), if elected, on the financial condition, operations, business and strategies of the Company and its shareholder value, the composition of the Board of Directors of the Company (the "Board"), future plans or prospects of the Company, future drug development and research and development activities, the ability of the Company to execute on the Right Strategy (as defined herein) and the ability of the Management Director Nominees to lead the Company and serve the interests of Shareholders. All statements and information, other than statements of historical fact, included or incorporated by reference into this Circular are forward-looking statements, including, without limitation, statements regarding activities, events or developments that Management expects or anticipates may occur in the future. Such statements reflect Management's current views and intentions with respect to future events and are subject to certain risks, uncertainties and assumptions. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although we have indicated above certain of these statements set out herein, all of the statements in this Circular that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, changes in the Company's strategies, plans or prospects; general economic, industry, business, regulatory and market conditions; actions of the Company and its subsidiaries or competitors; the ability to implement business strategies and plans and pursue business opportunities and conditions in the pharmaceutical and biotechnology industries; risks relating to government regulation and changes thereto, including in respect of the regulations concerning Board composition, proxy solicitation and shareholder meetings; the state of the economy including general economic conditions globally and economic conditions in the jurisdictions in which the Company operates; the unpredictability and volatility of the Company's share price; availability of sufficient financial resources to fund the Company; changes in commodity prices and tax rates; currency fluctuations; changes in tax rates; government regulation of biotechnology and pharmaceuticals; and dilution and future sales of shares, the success of drug trials, the ability to execute the Right Strategy, the election of the Management Director Nominees and the anticipated proxy contest at the Meeting and other risks detained form time to time in our filings with the United States Securities and Exchange Commission (the "SEC") and the Canadian Securities Administrators; as well as our ability to anticipate and manage risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the heading "Risk Factors" in the Company's Annual Information Form dated March 16, 2021 for the year ended December 31, 2020 (the "AIF"). The foregoing list is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company undertakes no obligation to update or revise any forward-looking statement, other than as required by applicable laws.

SHAREHOLDER QUESTIONS ABOUT THE COMPANY

What is this Meeting about?

This Meeting is about the Dissidents self-serving plan to have the Company acquire a start-up notionally in the psychedelics sector (the "Start-Up"), with no track record, cash, or research and development activities, and the failure of Mr. Durkacz and certain other Dissidents to properly disclose their substantial interests in the Start-Up. The Dissidents seek to double-down on their failed strategy of acquiring the Start-Up in order to benefit at the expense of the interests of all Shareholders. They intend to do this by seeking disproportionate, 100% control of the Board by installing the hand-picked Dissident Director Nominees who will not oppose the lead Dissident, Mr. Durkacz.

See "Reasons to Support Management's Position" and "Background to the Meeting".

How does the Company recommend I vote?

The Company is recommending that Shareholders vote:

1. FOR fixing the number of directors at seven and electing the following slate of directors;

[ x ] Dr. Raza Bokhari, MD
[ x ] Hon. Stephen Buyer
[ x ] Robert J. Ciaruffoli, CPA
[ x ] Gerald (Gerry) Goldberg, CPA, CA
[ x ] Dr. Larry Kaiser, MD, FACS
[ x ] Frank Lavelle
[ x ] Donal Carroll, CPA

See "Reasons to Support Management's Position - The Right Board" and "Information Regarding the Management Director Nominees".

2. FOR the special resolution, to amend the articles of amalgamation, as amended (the "Articles") to provide for a "sunset" provision with respect to the Class A Shares;

The Management Director Nominees believe that one share should equal one vote. As detailed in the Circular, the Management Director Nominees plan to collapse the Company's dual-share structure and in doing so, strengthen Shareholders' voting power.

See "Reasons to Support Management's Position - A Proposal to Strengthen Shareholder Democracy by Eliminating Class A Shares" and "Background to the Meeting".

3. FOR the re-appointment of MNP LLP as the auditor of the Company and authorization of the Board to fix the remuneration of the auditor;

4. FOR the special resolution, authorizing and approving a change of the registered office of the Company from Durham Region, Ontario to a location in the City of Toronto, Ontario; and

5. FOR the ratification of the adoption of the amended and restated by-law no. 1 of the Company.

Why should I vote for the Management Director Nominees and vote the BLUE proxy?

The Management Director Nominees support a strategy to create significant value for ALL Shareholders and a plan to strengthen the voting power of all Shareholders - at no cost to Shareholders. The five incumbent Management Director Nominees and two new Management Director Nominees bring superior experience and expertise and are best-positioned to ably represent the interests of ALL Shareholders.

See "Reasons to Support Management's Position - The Right Board" and "Information Regarding the Management Director Nominees.

How do the Management Director Nominees intend to do to enhance Shareholder value?

The incumbent Management Director Nominees are directly responsible for the Company's turnaround from a failed cannabis start-up to a well-capitalized, advanced drug development company. They have the skills and experience to advance the United States Food and Drug Administration (the "FDA") trials and pursue further drug development opportunities. Until the recent events surrounding the termination Start-Up transaction, their vision for the Company was supported by Mr. Durkacz and Mr. Saeed. They seek a democratization of the Company's share structure by way of their proposal to eliminate the Class A Shares.

See "Reasons to Support Management's Position" for additional details.

What is the Company's response to the claims made in the Dissident Circular?

The Dissidents purport to have a number of concerns with the Company, but the facts show that this proxy contest is really about obtaining control of the Board in order to push the approval of the Start-Up acquisition a non-arms-length transaction, for an unattractive asset, where Mr. Durkcaz and other Dissidents stand to benefit at the expense of the interests of all other Shareholders. Many, if not all of the allegations made in the Dissident Circular were supported by the Mr. Durkcaz and Mr. Saeed at the time such decisions were made, a fact that was conveniently absent in the Dissident Circular.

See "Reasons to Support Management's Position - The Right Board" "Background to the Meeting - Rebuttal of Dissident Allegations".

Who are the Dissident Shareholders?

The Dissident Shareholders are:

- Anthony Durkacz - former Co-Chair and current director of the Company;

- Zeeshan Saeed - former President and former director of the Company;

- First Republic Capital Corporation - a company controlled by Anthony Durkacz;

- Andrew Durkacz - a family member of Anthony Durkacz;

- Gloria Durkacz - a family member of Anthony Durkacz;

- Fortius Research and Trading Corp. - a company controlled by Anthony Durkacz;

- Xorax Family Trust - a trust of which Zeeshan Saeed is a beneficiary; and

- Zachary Dutton - a former employee of the Company.

Why are the Dissident Shareholders seeking to reconstitute the Board?

The Dissidents seek to reconstitute the Board in order to acquire the Start-Up in order to benefit themselves at the expense of the interests of all Shareholders. They intend to do this by seeking disproportionate, 100% control of the Board by installing the hand-picked Dissident Director Nominees who will not oppose the lead Dissident, Mr. Durkacz.

See "Reasons to Support Management's Position - Reasons to Withhold from Voting for any of the Dissident Director Nominees" and "Background to the Meeting - Rebuttal of Dissident Allegations".

What are the reasons Shareholders should NOT vote in favour of the Dissident Nominees?

There are a number of significant independence, conflict of interest and competency concerns with the Dissident Director Nominees, which suggest that they are not well-positioned to represent the interests of ALL Shareholders. At the centre of this concern is Mr. Durkacz, First Republic Capital Corporation and their pre-existing and interlocking relationships among the Dissident Director Nominees.

See "Reasons to Support Management's Position - Reasons to Withhold from Voting for any of the Dissident Director Nominees - Material Concerns with the Dissident Director Nominees" and "Background to the Meeting - Rebuttal of Dissident Allegations".

Who should I contact for more information on or assistance with voting?

If you have any questions or require any

assistance in executing your proxy or

voting instruction form, please call Gryphon Advisors Inc. at:

North American Toll-Free Number: 1.833.292.5847

Outside North America, Banks, Brokers and Collect Calls: 416.902.5565

Email: inquiries@gryphonadvisors.ca

North American Toll-Free Facsimile: 1.877.218.5372

For up-to-date information and convenience in voting please visit www.fsdfuture.com.

The solicitation of the BLUE proxies by this Circular is being made by or on behalf of Management. The Company has also engaged Gryphon Advisors Inc. ("Gryphon") as its proxy solicitation agent and strategic shareholder advisor. Shareholders may contact Gryphon with any questions, or for assistance with voting, 1.833.292.5847 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca. The Company may utilize Broadridge Financial Solutions Inc. ("Broadridge") to assist Beneficial Shareholders (as defined herein) with voting their Shares over the telephone. Alternatively, Gryphon may contact such Beneficial Shareholders to assist them with conveniently voting their shares directly over the phone.

SHAREHOLDER QUESTIONS ABOUT VOTING

Where is the hybrid meeting?

The Meeting is scheduled to be held at 9:00 a.m. (Toronto/New York Time) on Friday, May 14, 2021. Out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 Pandemic, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Company will be holding the Meeting in a hybrid format. The Meeting will have a physical meeting location (The Union League of Philadelphia at 140 S Broad St, Philadelphia, PA 19102) and will permit limited in-person attendance subject to compliance with public health orders and protocols, but the Meeting will also permit Shareholders and duly appointed and registered proxyholders to participate virtually via live webcast. Shareholders will have an equal opportunity to participate at the Meeting online, regardless of their geographic location. The live webcast will be accessible online at https://web.lumiagm.com/254368544, using password "fsd2021" (case sensitive).

The Company requests that Shareholders not attend the Meeting in person. The Company encourages Shareholders to instead vote in advance of the Meeting via mail, telephone, facsimile or online or at the Meeting virtually via the live webcast. The Company intends to follow the guidelines for maximum number of attendees permitted and physical distancing protocols as prescribed by the public health authorities in the Commonwealth of Pennsylvania, including the City of Philadelphia to minimize the spread of COVID-19, as such guidelines are applicable as at the date of the Meeting.

Who is entitled to vote?

Each Shareholder is entitled to one vote for each Class B Share held and 276,660 votes for each Class A Share held, registered in such Shareholder's name as of the close of business on April 14, 2021, being the record date for the purpose of determining the Shareholders entitled to receive notice of and to vote at the Meeting (the "Record Date").

As at the Record Date, 72 Class A Shares and 35,991,846 Class B Shares (collectively, the "Shares") were issued and outstanding and entitled to be voted at the Meeting.

Only Shareholders at the close of business on the Record Date are entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

Why am I receiving more than one proxy?

Management is soliciting proxies for the election to the Board the persons named on the BLUE proxy and urges Shareholders NOT to sign or return or vote any proxy card sent by the Dissident Shareholders. Shareholders who have already voted using a proxy card sent by the Dissident Shareholders can: (a) recast their votes using the Company's BLUE proxy prior to the Proxy Deadline; or (ii) revoke their proxy by following the instructions set out in the Circular under the heading "Shareholder Questions About Voting - Can a Shareholder take back their proxy once it has been given?"

How do I vote if I am a REGISTERED Shareholder?

A registered Shareholder is a Shareholder that holds their Shares directly in their own name and not in the name of an Intermediary (as defined below). Registered Shareholders may exercise their right to vote by voting online at the Meeting or by voting using any of the methods outlined on the BLUE proxy.

Registered Shareholders who attend the Meeting are entitled to cast one vote for each Class B Share held and 276,660 votes for each Class A Share held on each resolution put before the Meeting. Whether or not a Shareholder plans to attend the Meeting, Shareholders are encouraged to vote using any of the outlined methods on the BLUE proxy. A Shareholder's participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given.

To vote in advance by mail or facsimile using the BLUE proxy

The completed, signed and dated BLUE proxy must be received by 9:00 a.m. (Toronto time) on May 12, 2021, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting (the "Proxy Deadline"):

(a) by Computershare Investor Services Inc. ("Computershare") at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (the "Computershare Address"); or

(b) by Computershare via facsimile at 1-866-249-7775 for calls within Canada and the United States (there is no charge for this call); or at 416-263-9524 for calls outside Canada and the United States.

Shareholders may also, prior to the Proxy Deadline, deposit an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a company or other similar entity, by an authorized officer or attorney thereof with Computershare at the Computershare Address.

To vote in advance by telephone

Registered Shareholders can, before the Proxy Deadline, call, toll-free in North America at 1.866.732.8683 or outside North America at 1.312.588.4290. Registered Shareholders will be prompted to provide their 15-digit control number printed on such Shareholder's BLUE proxy. The telephone voting service is available until the Proxy Deadline and Registered Shareholders may not appoint a person as proxyholder other than the Management nominees named in the BLUE proxy when voting by telephone.

To vote in advance via the Internet

Prior to the Proxy Deadline, access www.investorvote.com and follow the instructions on the screen. Registered Shareholders will be prompted to provide their 15-digit control number printed on such Shareholder's BLUE proxy.

To vote at the Meeting

Registered Shareholders can attend the Meeting in person or virtually. Registered Shareholders should not fill out and return the BLUE proxy if you intend to vote in person or virtually at the Meeting. Due to the COVID-19 pandemic, to mitigate risk to the health and safety of our communities, Shareholders and employees, the Company requests that Shareholders not attend the Meeting in person. The Company encourages Shareholders to instead vote in advance of the Meeting via mail, facsimile, telephone or online or at the meeting virtually via the live webcast. Go to https://web.lumiagm.com/254368544, click on "I have a Login", enter your 15-digit control number found on your BLUE proxy and the password, "fsd2021" (case sensitive), and click the "Login" button. See "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

How do I Appoint a Proxyholder?

A proxyholder is the person a Shareholder appoints to cast such Shareholder's votes at the Meeting. Signing the BLUE proxy appoints the directors or officers of the Company stated in the BLUE proxy, as proxyholder to vote a Shareholders Shares at the Meeting. Shareholders can choose any person to be their proxyholder; it does not have to be the persons Management has designated in the BLUE proxy. To appoint a different proxyholder, Shareholders can write in the name of the person they would like to appoint in the blank space provided in the BLUE proxy and follow the instructions for submitting the BLUE proxy. This must be completed before registering your proxyholder with Computershare, which is an additional step to be completed one you have submitted your BLUE proxy. Once a Shareholder has submitted their BLUE proxy such Shareholder must access http://www.computershare.com/FSDPharma no later than the Proxy Deadline, and provide Computershare with the required proxyholder contact information so that Computershare may provide your proxyholder with a user name for the Meeting via email. Failure to register a Shareholder's appointed proxyholder will result in such proxyholder not receiving a user name, which will prevent them from being able to ask questions or vote at the Meeting. If a Shareholder appoints a third party proxyholder, please ensure that such third-party proxyholder is aware that they have been appointed, that they will participate at the Meeting and that they have received their user name prior to the Meeting. Once a proxyholder has been registered and receives a user name, they can attend the Meeting in-person or virtually. To attend virtually the proxyholder must access https://web.lumiagm.com/254368544, click on "I have a Login", entering the user name provided to them by Computershare and the password, "fsd2021" (case sensitive), and clicking the "Login" button. See below under the headings "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

Who is soliciting my BLUE proxy?

Management of the Company is soliciting your BLUE proxy for use at the Meeting. All associated costs of solicitation will be borne by the Company. The solicitation will be conducted primarily by mail, but proxies may also be solicited personally, by telephone or electronically, by our regular employees for which no additional compensation will be paid or by Gryphon, our proxy solicitation agent (as described below). However, the Company may, at its own expense, pay those entities holding Shares in the names of their principals for their reasonable expenses in forwarding solicitation materials to their principals.

The Company has retained Gryphon to assist in connection with our communications with Shareholders and solicitation of proxies. In connection with these services, Gryphon is expected to receive a fee of approximately $160,000, plus taxes and will be reimbursed for its reasonable out-of-pocket expenses.

How will my shares be voted if I return my BLUE proxy?

On the BLUE proxy, Shareholders can indicate how they want the proxyholder to vote their Shares, or the Shareholder can let the proxyholder decide for the Shareholder. If the Shareholder has specified on the BLUE proxy how the Shareholder wants to vote on a particular issue (e.g. by marking FOR or WITHHOLD), then the proxyholder must vote such Shareholder's Shares accordingly.

If a Shareholder has not specified how to vote on a particular matter, then the proxyholder can vote the Shares as they see fit. Unless otherwise specified, the proxyholders designated by Management on the BLUE proxy shall vote your Shares as follows:

1. FOR fixing the number of directors at seven and electing of the slate of directors whose names are set out in this Circular;

2. FOR the special resolution, to amend the Articles to provide for a "sunset" provision with respect to the Class A Shares;

3. FOR the re-appointment of MNP LLP as the auditor of the Company and authorization of the Board to fix the remuneration of the auditor;

4. FOR the special resolution, authorizing and approving a change of the registered office of the Company from Durham Region, Ontario to a location in the City of Toronto, Ontario; and

5. FOR the ratification of the adoption of the amended and restated by-law no. 1 of the Company.

Can a Shareholder take back their proxy once it has been given?

Yes, pursuant to section 110(4) of the Business Corporations Act (Ontario) (the "OBCA"), a Shareholder may revoke any proxy that has been given. In addition to revocation in any other manner permitted by law, a Shareholder may revoke the proxy by preparing a written statement, signed by the Shareholder or the Shareholder's attorney, or if the proxy is given on behalf of a corporation, by an authorized officer or attorney of such corporation and depositing such written revocation statement at the registered office address of the Company at c/o 100 King Street West, First Canadian Place, Suite 3400 Toronto, Ontario,
M5X 1A4 or the Computershare Address at any time up to and including the last business day preceding the day of the Meeting (or any adjournment thereof) at which the proxy is to be used. In addition, if a Shareholder attends the meeting virtually, logs-in to the Meeting and accepts the terms and conditions, such Shareholder will be revoking any and all previously submitted proxies. However, in that case, such Shareholder will be provided the opportunity to vote by virtual ballot on the matters put forth at the Meeting. If a Shareholder wishes to log-in to the Meeting but does not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case such Shareholder will only be able to access the Meeting as a guest. See "How can I access the Meeting as a guest?" for more information.

Beneficial Shareholders (as defined below) who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries (as defined below) to change their vote and if necessary revoke their proxy in accordance with the revocation procedures.

What if amendments are made to these matters or if other matters are brought before the Meeting?

The BLUE proxy also gives discretionary authority to proxyholders with respect to amendments or variations to matters identified in the Notice of Meeting, this Circular or other matters that may come before the Meeting. As of the date of this Circular and except as set forth in the Dissident Circular, Management is not aware of any such amendments, variations or other matters to come before the Meeting. However, if any such changes that are not currently known to Management should properly come before the Meeting, the Shares represented by the BLUE proxies in favour of the Management proxy nominees will be voted in accordance with the best judgment of such nominees.

How can I vote in advance of the Meeting as a Beneficial Shareholder?

A substantial number of Shareholders do not hold Shares in their own name.  Shareholders who hold their Shares through their brokers, banks, trust company, investment dealer, clearing agency, intermediaries, trustees or other persons (each an "Intermediary"), or who otherwise do not hold their Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered Shareholders will be recognized and acted upon at the Meeting.

Each Intermediary has its own procedures that should be carefully followed by Beneficial Shareholders to ensure that their Shares are voted at the Meeting, and to determine when and where their BLUE voting instruction form or BLUE proxy is to be delivered. Beneficial Shareholders should have received this Circular, together with either: (a) the BLUE voting instruction form from your Intermediary to be completed and signed by the Beneficial Shareholder and returned to the Intermediary in accordance with the instructions provided by the Intermediary; or (b) a BLUE proxy, which has already been signed by the Intermediary and is restricted as to the number of Shares beneficially owned by the Beneficial Shareholder, to be completed by the Beneficial Shareholder and returned to Computershare no later the Proxy Deadline. See "Advice of Beneficial Shareholders" for more information.

How can I attend the Meeting as a Beneficial Shareholder?

Beneficial Shareholders who wish to attend the Meeting must insert their own name in the space provided on the BLUE voting instruction form or BLUE proxy sent to the Beneficial Shareholder by their Intermediary and follow all of the applicable instructions provided by their Intermediary. By doing so, the Beneficial Shareholder is instructing the Intermediary to appoint the Beneficial Shareholder as proxyholder. This must be completed before registering with Computershare, which is an additional step to be completed once the Beneficial Shareholder has submitted the BLUE voting instruction form or BLUE proxy. Once a Beneficial Shareholder has submitted their BLUE voting instruction form or BLUE proxy appointing itself as proxyholder, the Beneficial Shareholder must access http://www.computershare.com/FSDPharma no later than the Proxy Deadline, and provide contact information to Computershare so that Computershare may provide the Beneficial Shareholder with a user name for the Meeting via email. Failure of a Beneficial Shareholder to register will result in no user name being provided, which will prevent the Beneficial Shareholder from being able to ask questions or vote at the Meeting whether in person or virtually. Once a Beneficial Shareholder has been registered and receives a user name, the Beneficial Shareholder can attend the Meeting virtually by accessing https://web.lumiagm.com/254368544, clicking on "I have a Login", entering the user name provided by Computershare and the password, "fsd2021" (case sensitive), and clicking the "Login" button. See "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

BLUE voting instruction forms must be received in sufficient time to allow the BLUE voting instruction form to be forwarded by the Intermediary to Computershare. A Beneficial Shareholder who wants to attend and vote at the Meeting should contact its Intermediary well in advance of the Meeting and follow its instructions.

Can a Beneficial Shareholder appoint someone other than the directors and officers named in the BLUE voting instruction form to represent me at the Meeting?

A Beneficial Shareholder may appoint a person (who need not be a Shareholder), other than the directors or officers of the Company designated by Management on the BLUE voting instruction form or BLUE proxy, to represent a vote for a Beneficial Shareholder at the Meeting. To do so, a Beneficial Shareholder must insert that person's name in the blank space provided in the BLUE voting instruction form provided by the Intermediary and follow all of the applicable instructions provided by the Intermediary. By doing so, the Beneficial Shareholder is instructing the Intermediary to appoint the person named in the BLUE voting instruction form or BLUE proxy as proxyholder. This must be completed before registering the proxyholder with Computershare, which is an additional step to be completed once the Beneficial Shareholder has submitted the BLUE voting instruction form. Once a Beneficial Shareholder has submitted their BLUE voting instruction form, the Beneficial Shareholder must access http://www.computershare.com/FSDPharma no later than the Proxy Deadline, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a user name for the Meeting via email. Failure to register the proxyholder will result in the proxyholder not receiving a user name, which will prevent the proxyholder from being able to ask questions or vote at the Meeting whether in person or virtually. If a Beneficial Shareholder appoints a third party proxyholder, please ensure that they are aware that they have been appointed as a proxyholder, that they will participate at the Meeting and that they have received their user name prior to the Meeting. Once the proxyholder has been registered and receives their user name, they can attend the Meeting virtually by accessing https://web.lumiagm.com/254368544, clicking on "I have a Login", entering the user name provided by Computershare and the password, "fsd2021" (case sensitive), and clicking the "Login" button. See "How can I vote virtually at the Meeting?" and "How can I ask questions virtually at the Meeting?" for more information.

BLUE voting instruction forms must be received in sufficient time to allow the BLUE voting instruction form to be forwarded by the Intermediary to Computershare. A Beneficial Shareholder who wants to have a third party proxyholder attend and vote at the Meeting should contact its Intermediary well in advance of the Meeting and follow its instructions.

Beneficial Shareholders who are Resident in the United States

A Beneficial Shareholder who is resident in the United States must obtain a legal proxy, executed in the Beneficial Shareholder's favour, from the registered Shareholder and submit proof of the legal proxy reflecting the number of Shares held as of the Record Date, along with the name and email address of the Beneficial Shareholder, to Computershare. The Beneficial Shareholder must also register with Computershare at www.computershare.com/FSDPharma in order to receive a user name. Beneficial Shareholders who are resident in the United States may submit a copy of the legal proxy to Computershare by mail at the Computershare Address or by email at uslegalproxy@computershare.com. Requests for registration must be labelled as "Legal Proxy" and be received no later than the Proxy Deadline. Computershare will then send a confirmation of registration, with a user name, by email that will allow attendance at the Meeting whrther in person or virtually. A Beneficial Shareholder resident in the United States may also appoint someone else who is not a Management nominee as their proxyholder to represent and vote on behalf of such Beneficial Shareholder at the Meeting by obtaining a legal proxy, executed in favour of the appointed proxyholder, from the holder of record and registering the appointed proxyholder with Computershare in the manner described above.

How can I vote virtually at the Meeting?

Attending the Meeting online enables registered Shareholders, Beneficial Shareholders and appointed proxies to view the Meeting live and ask questions. Registered shareholders and appointed proxies can also vote at the Meeting. Beneficial Shareholders must direct their votes using their BLUE voting instruction form, before the Meeting and cannot vote online during the Meeting. Beneficial Shareholders who are NOBOs (as defined below) must use a BLUE voting instruction form to direct their votes before the Proxy Deadline, and Beneficial Shareholders who are OBOs (as defined below) holders must use a "request for voting instruction form" as provided by their Intermediary or service company to direct their votes as instructed in such form, as per the instructions above.

An OBO or NOBO who wishes to vote virtually at the Meeting must appoint itself as proxyholder by submitting its BLUE voting instruction form or request for voting instruction form (as applicable) in accordance with the instructions therein prior to registering as a proxyholder for online access with Computershare. Registering as a proxyholder for online access is an additional step once the BLUE voting instruction form or request for voting instruction form (as applicable) has been submitted. Failure to register a duly appointed proxyholder for online access will result in the proxyholder not receiving a user name to participate in the virtual Meeting.

Registered shareholders who wish to participate in the Meeting virtually may do so by: accessing https://web.lumiagm.com/254368544, clicking on "I have a Login", entering the 15-digit control number found on the BLUE proxy and the password, "fsd2021" (case sensitive), and clicking the "Login" button.

An appointed proxyholder who wish to participate in the Meeting virtually may do so by: accessing https://web.lumiagm.com/254368544, clicking on "I have a Login", entering the user name provided by Computershare and the password, "fsd2021" (case sensitive), and clicking the "Login" button.

Registered Shareholders and duly appointed proxyholders (including a Beneficial Shareholder that has been appointed and registered with Computershare pursuant to the instructions above), will be able to vote by virtual ballot during the Meeting by clicking on the "Voting Icon" on the meeting centre site. It is important that registered Shareholders and duly appointed proxyholders are connected to the internet at all times during the Meeting in order to vote when voting commences. It is the responsibility of each attendee to ensure connectivity for the duration of the Meeting. It is recommended that registered Shareholders and duly appointed proxyholders log in thirty minutes before the start of the Meeting.

Upon logging-in to the Meeting and accept the terms and conditions, all previously submitted proxies will be revoked. However, the participant will be provided the opportunity to vote by virtual ballot on the matters put forth at the Meeting. To avoid revoking all previously submitted proxies, do not accept the terms and conditions, in which case the attendee can only access the Meeting as a guest. See "How can I access the Meeting as a guest?" for more information.

How can I ask questions virtually at the Meeting?

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders that have been appointed and registered with Computershare pursuant to the instructions above), can submit questions in the text box of the webcast platform throughout the Meeting. Questions that relate to a specific motion must indicate which motion they relate to at the start of the question (e.g., "Directors") and must be submitted prior to voting on the motion so they can be addressed at the appropriate time during the Meeting. If questions do not indicate which motion they relate to or are received after voting on the motion, they will be addressed during the general question and answer session after the formal business of the Meeting. Questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, the questions will be grouped and participants will be advised that the Company has received similar questions. The Chair of the Meeting reserves the right to edit or reject questions that he or she considers inappropriate. The Chair has broad authority to conduct the Meeting in a manner that is fair to all Shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question.

What should I do if I experience technical difficulties during the Meeting?

If technical difficulties arise logging-in to the Meeting or at any point during the Meeting, please consult www.lumiglobal.com/faq for assistance.

How can I access the Meeting as a guest?

To access the Meeting as a guest in listen-only mode, click on the "I am a guest" button after accessing the meeting centre at https://web.lumiagm.com/254368544 and enter the information requested on the following screen. Please note that accessing the Meeting as a guest does not allow for voting or asking questions.

Who should I contact if I have questions concerning the Circular or the BLUE proxy?

If you have questions concerning the information contained in this Circular or require assistance in completing the BLUE proxy you may contact:

North American Toll-Free Number: 1.833.292.5847

Outside North America, Banks, Brokers and Collect Calls: 416.902.5565

Email: inquiries@gryphonadvisors.ca

North American Toll-Free Facsimile: 1.877.218.5372

For up-to-date information and convenience in voting please visit www.fsdfuture.com.

How can I contact the transfer agent?

You may contact the transfer agent by mail at the Computershare Address, by telephone at 1-800-564-6253 or over the internet at https://www-us.computershare.com/Investor/Contact/Enquiry.

BACKGROUND TO THE MEETING

WHEN CONSIDERING YOUR VOTE, IT IS IMPORTANT TO UNDERSTAND THE FOLLOWING BACKGROUND INFORMATION.

Timing of Events

The Company was one of many early-stage medical cannabis companies that went public in Canada in 2018. By the end of 2018, the Company had to face a number of difficult realities, including:

1. investor sentiment had soured on the medical cannabis sector, with much tighter access to capital and plummeting share prices;

2. there was increasing and sustained downward pressure on pricing for cannabis flower and oil - cultivation was becoming increasingly commoditized; and

3. the Company, led at the time by Mr. Durkacz, Mr. Saeed and co-founder Thomas Fairfull, was struggling to perform and faced significant setbacks in licensing and build-out of its flagship Cobourg, Ontario cannabis cultivation facility. The Company lacked meaningful differentiation in its patient and consumer offerings and could not compete at scale against the larger players.

Beginning in Q4 2018, the Company began a deliberate pivot away from medical cannabis cultivation and into biotechnology and FDA approved pharmaceutical R&D, particularly, on synthetic compounds (the "Right Strategy").

With the Right Strategy came new leadership, and in late 2018, the Company appointed Dr. Raza Bokhari as Executive Co-Chairman and Interim CEO. Under Dr. Bokhari's leadership, the Company increased its emphasis on acquiring other companies or rights to compounds, with the intention of strengthening its drug development pipeline and bringing in new experienced directors to the Company capable of executing on the Right Strategy. Their actions were supported unanimously by the Board, including Mr. Durkacz and Mr. Saeed, who was then still a member of the Board.

Executing on the Right Strategy, in mid-2019, the Company acquired a worldwide license (excluding Italy and Spain) to an ultra-micronized formulation of a synthetic compound, palymitoylethanolmide, or "PEA" ("FSD-201"). FSD-201, among other things, acts by stabilizing mast cells of the human body.

Through the following year, under the leadership of Dr. Bokhari and the strengthened Board, in June 2020, the Company received approval from the FDA to submit an investigational new drug application to design a Phase 2 clinical trial for the use of FSD-201 to treat suspected or confirmed cases of COVID-19.

In September 2020, the FDA authorized the Phase 2 trial on 352 patients. That same month, the Company formally surrendered its medical cannabis licenses. The Company also recently announced that it had entered into a license agreement with Innovet Italia S.R.L. to use PEA to develop FDA approved veterinary drugs for the treatment of gastro-intestinal diseases in dogs and cats, a new and untapped market.

The Company's significant operational achievements have been accompanied by a number of capital markets successes, including the first ever dual-listing of a CSE issuer on NASDAQ, the approval of a C$100 million cross-border shelf prospectus and registration statement, and nearly C$100 million in capital formation from June 2020 - April 2021 to fund the Company's Phase 2 trials, among other R&D initiatives, as well as acquisition of other clinical stage compounds and licensing rights.

The Company has a letter of intent in place to acquire a controlling interest in a late stage asset that is likely to receive approval for commercialization from the FDA either in Q4 2021 or Q1 2022. The Dissident Shareholders led by Mr. Durkacz and Mr. Saeed are blocking this potential transformational acquisition that has been in the works for several months.

The Company is also exploring a potential investment in a company with a demonstrated track record in the psychedelic space.

All of the foregoing efforts were unanimously supported by the Board members, including Mr. Durkacz (then Co-Chair) and Mr. Saeed (then Director, and President of the Company and its cannabis division).

Difficulties arose in November, 2020 when Mr. Durkacz and Mr. Saeed proposed that the Company acquire the Start-Up, a "start-up" company notionally in the psychedelics industry but with no apparent track record.  The Board ultimately determined not to pursue the Start-Up acquisition for a number of reasons, including:

1. the Start-Up was purportedly planning to explore the pharmacological uses of psychedelics, but it did not have access to any psychedelics;

2. the Start-Up did not fit with the Right Strategy, which focuses on clinical stage, rather than exploratory, drug development assets;

3. the Start-Up had no track record or operating history, no psychedelic patents, no record of spending on R&D, no clinical or pre-clinical business and no substantial cash on its balance sheet; and

4. perhaps most troubling, the Company came to learn that Mr. Durkacz and certain other Dissidents had significant interests in the Start-Up that were not properly disclosed to the Board.

In short, the Board could not overcome the significant conflicts of interest and due diligence concerns and elected to terminate discussions with the Start-Up.

In response, Mr. Durkacz and Mr. Saeed attempted to strong-arm the Board to approve the transaction.  They called a snap Board meeting for December 16, 2020 in order to rubber-stamp the Start-Up acquisition, and threatened the independent Board members with litigation and their removal from the Board should they not approve the transaction. When that attempt was thwarted, Mr. Durkacz and Mr. Saeed attempted to requisition a meeting of Shareholders to force the removal of all of the incumbent Management Director Nominees from the Board.

At a March 4, 2021 hearing before the Commercial List Court in Toronto, Mr. Durkacz and Mr. Saeed were denied the ability to convene a special meeting. Instead, among other orders, the Court ordered that an annual and special meeting be convened on May 14, 2021, at which both the competing Board slates and a range of other Company annual and special business could be put to Shareholders.  See "Notice of Meeting".  See also "Litigation Impacting the Meeting".

The Shareholders have the opportunity and the responsibility to elect a slate of directors that they believe will best represent the interests of the Company.  As further described in the "Reasons" section above, Shareholders are asked to choose between slates that offer dramatically different visions for the Company's future:

1. The incumbent Management Director Nominees are directly responsible for the Company's turnaround from a failed cannabis start-up to a well-capitalized, advanced drug development company. They have the skills and experience to advance the FDA trials and pursue further drug development opportunities. Until the recent events surrounding the termination Start-Up transaction, their vision for the Company was supported by Mr. Durkacz and Mr. Saeed.

2. The incumbent Management Director Nominees seek a democratization of the Company's share structure by way of their proposal to amend the Company's articles and eliminate the Class A Shares.

3. In contrast, the Dissident Shareholders put forward a slate of nominees with no drug development experience and no meaningful public board experience. They have not presented any names or credentials of the management that they will put in place if the Dissident Director Nominees are elected and have also not offered a comprehensive strategic business plan that they will follow to create shareholder value. It is a slate led by two individuals who:

a. were in large part responsible for the Company's struggles in the cannabis sector through unsuccessful cannabis investments;

b. have attempted to strong-arm the Board into rubber-stamping the Start-Up acquisition in spite of overwhelming conflicts and due diligence concerns;

c. if given the opportunity, may once again pursue the Start-Up acquisition or other ill-advised and ill-timed distractions; and

d. roll back the progress it has made and use the Company to advance their own interest by entering into speculative transactions with promises that are highly unlikely to materialize into actions or any real shareholder value.

Shareholders are urged to elect the Management Director Nominees responsible for developing the Right Strategy and uniquely qualified to carry it forward.

REBUTTAL OF DISSIDENT ALLEGATIONS

The Dissidents purport to have a number of concerns with the Company, but the facts show that this proxy contest is really about obtaining control of the Board in order to push the approval of the Start-Up acquisition a non-arms-length transaction, for an unattractive asset, where Mr. Durkcaz and other Dissidents stand to benefit at the expense of the interests of all other Shareholders. Many, if not all of the allegations made in the Dissident Circular were supported by the Mr. Durkcaz and Mr. Saeed at the time such decisions were made, a fact that was conveniently absent in the Dissident Circular.

Misleading Information Regarding Equity Financings

The Dissident Circular incorrectly asserts that the Company's recent equity financings were done at a time where the Company did not require additional capital reserves and suggests that there was no legitimate business purpose for these activities. This is both misleading and incorrect.

In June 2020, the Company filed a shelf prospectus and registration statement that allowed it to raise up to C$100 million. The purpose of the shelf prospectus was to allow the Company to raise the capital needed to continue to develop its pharmaceutical R&D program, including the FSD-201, in as flexible a manner as possible. In Q3 and Q4 2020, the Company raised approximately C$45 million in institutional capital under the shelf prospectus.

At the start of 2021, with approximately C$55 million remaining under the shelf prospectus and registration statement, the Company enjoyed a significant increase in share price and trading volume. With its shares trading near a six-month high, the Company, with the support of advice from its investment banker, Alliance Global Partners, undertook to raise nearly C$50 million in additional investor capital under successive "at-the-market" ("ATM") offerings. In an ATM offering, exchange-listed companies incrementally sell newly issued shares indiscriminately into the secondary trading market through a designated broker-dealer at prevailing market prices. The Company has no control over who acquires these shares. The main benefit of an ATM is that it allows the company to sell the shares to the market in a manner that would allow it to take advantage of increases in the volume of the shares traded and minimizes downward pressure on the share price.

There were two important reasons that the Company needed to take advantage of this opportunity to raise funds:

1. the Company needs substantial capital to complete the Phase 2 trials, as well as to conduct further investigations of the FSD-201 compound and evaluate other compounds to acquire or license to expand the drug development pipeline; and

2. the Company had been advised by its auditors that unless it raised further funds the auditors would include a "going concern" note in the audited financial statements. Such a note reflects a concern on the part of the auditors that the corporation does not have sufficient funds to carry on business. It is in the best interest of any corporation to avoid a "going concern" note on its financial statements.

The Board, including Mr. Durkacz and Mr. Saeed, unanimously approved the shelf prospectus and the first of these ATM offerings.

The Dissidents' allegations that the recent capital formation was somehow inappropriate are entirely unsubstantiated and were summarily dismissed by the Court at the March 4, 2021 hearing.

Misleading Information Regarding Compensation and Expenses

The Dissidents raise allegations concerning the compensation paid to Dr. Bokhari and members of the Board and expenses for which a company related to Dr. Bokhari were reimbursed by the Company over the past 12-months. These allegations have no basis in fact.

Dr. Bokhari's Compensation

In August 2020, the Board (including Mr. Durkacz and Mr. Saeed), upon the unanimous recommendation of the independent Compensation Committee following a review of peer group compensation practices, approved a new employment agreement for Dr. Bokhari and compensation for fiscal 2020 consisting of $1 in cash compensation and $2.5 million in share-based compensation.  To reiterate, Mr. Durkacz and Mr. Saeed as members of the Board approved this agreement. This is consistent with the past practices of the Company. Non-cash compensation aligns with the interests of Shareholders, the market, especially institutional shareholders and investors, who understand that the recipient must immediately incur a cash income tax expense in exchange for receiving non-cash compensation of the Company, thus demonstrating faith in the long-term prospects of the Company.

In Q1 2021, the Board reconvened to establish compensation for the year 2021, in accordance with the August 2020 employment agreement that the Board, including Mr. Durkacz and Mr. Saeed, had approved. The Compensation Committee again conducted a peer group analysis and reviewed the recent operational and capital markets milestones achieved by the Company under Dr. Bokhari's leadership. The Compensation Committee recommended to the Board that there be no change to Dr. Bokhari's compensation in 2021, being $1 in cash compensation and $2.5 million in share-based compensation. The Board approved Dr. Bokhari's 2021 compensation with Mr. Durkacz not in attendance (he was invited but declined to attend). Mr. Saeed was no longer a member of the Board at the time of this meeting.

It is important to note that Dr. Bokhari's compensation remained the same despite the success of the Company in 2020, being the Phase 2 trials and significant capital raises. The willingness of Dr. Bokhari to accept share-based compensation again aligns his interests with that of the Shareholders and affirms his commitment to the long-term success of the Company, allowing the Company to preserve cash for its R&D initiatives.

Board Compensation

The Dissidents also take issue with the compensation paid to certain directors. Their alleged concerns are unfounded.

In 2021, the directors, as compensation for their contributions to the Company and their work on the Company's committees, received annual retainers in the range of $50,000 to $100,000 per director. All of the directors elected to receive their respective amount in shares in lieu of cash. This is consistent with past practices of the directors of the Company, reflects reasonable compensation to the directors, displays the directors' commitment to the long-term success of the Company and allows the Company to retain capital for its R&D initiatives.

The Dissidents' criticism in this regard is not only unfounded, but hypocritical. In 2019 and 2020, Mr. Durkacz and Mr. Saeed received, in the aggregate, 337,776 Class B Shares in non-cash compensation, representing a total value of US$967,727.75.2

2 Value of Class B Shares was determined based on the price per Class B Share on the date of issuance.

Expenses

The Dissidents raise allegations concerning expenses for which a company related to Dr. Bokhari was reimbursed by the Company over the past 12-months. These allegations have no basis in fact. Parkway Clinical Laboratories ("PCL") (a company Dr. Bokhari controls) is reimbursed for expenses incurred on behalf of the Company. These payments are fully disclosed in the Company's financial statements are scrutinized by the Company's finance team, Audit Committee and auditors. PCL provides substantial infrastructure and support for the Company's growing U.S. operations, including payroll processing necessitated by the Company's prior involvement in the cannabis sector and associated restrictions developing banking and business relationships. Without the cooperation of PCL, the Company would have been unable to list on NASDAQ, initiate Pharmaceutical R&D activities in United States and retain qualified and highly skilled personnel and Board members. While, the Company has shut down its cannabis business in Canada as of September 2020, it still faces challenges and restrictions in United States because of its recent history as a Cannabis company. PCL submits detailed invoices for reimbursement to the Company listing all of the amounts for which PCL seeks reimbursement. In fact, until very recently, PCL sent copies of these invoices to Mr. Durkacz and Mr. Saeed for approval.  Neither raised any issues about PCL fulfilling this role, or the contents of PCL's invoices. Both of them approved PCL's invoices for reimbursement by the Company. Dr. Bokhari and PCL have also come under scrutiny by US banking regulators and other agencies for leading and supporting the Company, which until recently was in the cannabis cultivation business. For the Dissidents to state otherwise is outrageous and has no basis in fact.

Misleading Information Regarding Clinical Study and M&A Opportunities

The Dissidents allege: (i) that only one patient has been enrolled in the Phase 2 clinical study of FSD-201 on hospitalized COVID 19 patients; and (ii) that management has failed to identify any viable or appropriate strategic acquisition opportunities. Both of these allegations are false and were false at the time the allegations were made in the Dissident Circular.

Mr. Durkacz, the lead Dissident, and a director of the Company, had knowledge that the Company had more than one patient enrolled in the Phase 2 clinical study of FSD-201 as this was reported to the Board on March 15, 2021. Currently, patient enrolment is increasing rapidly in the United States and plans to expand into Latin America and Eastern Europe are coming to fruition.

Management has actively canvased several acquisition and investment opportunities. In addition, the Company has a letter of intent in place to acquire a controlling interest in a late stage asset that is likely to receive approval for commercialization from the FDA either in Q4 2021 or Q1 2022. The Dissidents, led by Mr. Durkacz and Mr. Saeed are blocking this potential transformational acquisition that has been in the works for several months.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to Beneficial Shareholders. If Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those Shares will, in all likelihood, not be registered in the Shareholder's name. Such Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting. See "Shareholder Questions About Voting" for more information.

Existing regulatory policy requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholder meetings. The various Intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The BLUE voting instruction form supplied to a Beneficial Shareholder by its Intermediary is substantially similar to the BLUE proxy provided directly to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e., the Intermediary) how to vote on behalf of the Beneficial Shareholder. The vast majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the voting instruction forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. See "Shareholder Questions About Voting" for more information.

The Notice of Meeting, Circular, BLUE proxy and BLUE voting instruction form, as applicable, are being provided to both registered Shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Shares on your behalf.

The Company has distributed copies of the Notice of Meeting, Circular and BLUE voting instruction form to Intermediaries for distribution to NOBOs. Unless a Beneficial Shareholder has waived the right to receive the Notice of Meeting, Circular and BLUE voting instruction form, Intermediaries are required to deliver them to the Beneficial Shareholder as a NOBO and to seek the Beneficial Shareholder's instructions on how to vote their Shares.

The Company's OBOs can expect to be contacted by Broadridge or their Intermediary. The Company will assume the costs associated with the delivery of the Notice of Meeting, Circular and BLUE voting instruction form, as set out above, to OBOs by Intermediaries.

Since a Beneficial Shareholder's Shares are registered in the name of their Intermediary, such Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting or asking questions. However, NI 54-101 allows a Beneficial Shareholder to request to attend the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. See "Shareholder Questions About Voting" for more information. If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to appoint such Beneficial Shareholder or its nominee as a proxyholder and to deposit that proxy within the appropriate time specified in this Circular, provided that the Company or the Intermediary receives such written instructions from the Beneficial Shareholder at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 9:00 a.m. (Toronto time) on the day which is at least three business days prior to the Meeting or any adjourned or postponement of the Meeting. If a Beneficial Shareholder requests that the intermediary appoint the Beneficial Shareholder or its nominee as proxyholder, the Beneficial Shareholder or its appointed nominee, as applicable, will need to attend the Meeting online or in person in order for the Beneficial Shareholder's vote to be counted. If a Beneficial Shareholder requests that the Beneficial Shareholder or its nominee be appointed as proxyholder, we encourage the Beneficial Shareholder or its appointed nominee, as applicable, to attend the Meeting online and not in-person. Please refer to "Shareholder Questions About Voting" for how a Beneficial Shareholder can appoint proxyholders to vote their shares at the Meeting.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The solicitation of BLUE proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of Ontario, Canada and securities laws of the provinces of Canada. As a "foreign private issuer", as defined in Rule 405 under the 1933 Act and Rule 3b-4 under the Exchange Act, the proxy solicitation rules under the Exchange Act, including, but not limited to, Section 14(a) and Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this Circular has been prepared in accordance with the disclosure requirements under the securities laws of the provinces of Canada in which the Company is a reporting issuer. Shareholders should be aware that disclosure requirements under the securities laws of such provinces of Canada may be different from the disclosure requirements under United States securities laws or other jurisdictions.

Financial statements and information included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements and information of United States companies.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, together with the auditor's reports thereon, will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The Board has fixed April 14, 2021 as the Record Date for the determination of shareholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of 276,660 votes for each Class A Share held and one vote for each Class B Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Shares subsequent to April 14, 2021; and (ii) the transferee of those Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Shares at the Meeting. The transfer books will not be closed.

The authorized capital of the Company consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. As of the Record Date, there were 72 Class A Shares issued and outstanding and 35,991,846 Class B Shares issued and outstanding. As of the Record Date, the Class B Shares represented approximately 64.37% and the Class A Shares represent approximately 35.63%, of the voting rights attaching to all Shares.

The following table sets out the information regarding ownership of the Class A Shares and Class B Shares owned by each person who, to the knowledge of the Company, beneficially owns, controls, or directs, indirectly or directly, more than 10% of the issued and outstanding Class A Shares or Class B Shares as of the date of this Circular.

Name	Number of Class A Shares Owned(1)	Number of Class B Shares Owned(2)	Percentage of Voting Shares Owned (Class A Shares & Class B Shares)
Raza Bokhari(3)	24	2,428,386	16.22%
Zeeshan Saeed(4)	24	504,476	12.78%
Anthony Durkacz(5)	24	450,058	12.68%

Notes:

(1) Each Class A Share has 276,660 votes per share, and each Class B Share has one vote per share. Except as required by the OBCA or the Articles, the holders of the Class A Shares and holders of the Class B Shares vote together as a single class on all matters at meetings of the Shareholders, unless otherwise required to do so pursuant to the OBCA.

(2) Shareholdings provided by the respective holders or based on publicly available data and not independently verified by the Company.

(3) Each of Mr. Saeed and Mr. Durkacz agreed to transfer 12 Class A Shares to Dr. Bokhari in recognition of Dr. Bokhari's substantial contributions since joining the Company in 2018. The transfer of a total of 24 Class A Shares from Mr. Saeed and Mr. Durkacz to Dr. Bokhari was completed on March 20, 2020.

(4) The Dissident Circular states that Xorax Family Trust, a trust of which Mr. Saeed is a beneficiary, is the registered owner of the 24 Class A Shares and the registered owner of 317,543 of the Class B Shares.

(5) The Dissident Circular states that Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of the 24 Class A Shares and 106,043 Class B Shares and First Republic Capital Corporation, a company majority owned by Anthony Durkacz, is the registered owner of 170,418 Class B Shares.

LITIGATION IMPACTING THE MEETING

The Dissident Shareholders commenced litigation against the Company and certain of its directors in the Ontario Superior Court of Justice (Commercial List) (the "Court"), in respect of which a motion brought by the Dissident Shareholders was ruled upon on March 5, 2021 (the "Initial Ruling"). The Initial Ruling requires that: (i) the Meeting be held on May 14, 2021, rather than the earlier date proposed by the Dissident Shareholders and the later date proposed by the Company; (ii) the Meeting be conducted by an independent chair; and (iii) any Shares issued after January 4, 2021 which are beneficially owned or controlled by Dr. Raza Bokhari, Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald (Gerry) Goldberg or Larry Kaiser be excluded from voting at the Meeting (the "Voting Restriction"). On March 30, 2021, the Company delivered a notice of appeal (the "Appeal") to the Ontario Superior Court of Justice (Divisional Court) under which it seeks to appeal the Initial Ruling. The Company has asked the Court to hear the Appeal on an expedited basis. At present, the record date for the Meeting is April 14, 2021 and the Meeting date is May 14, 2021. Should any of the foregoing change as a result of the Appeal, the Company will notify Shareholders.

On March 30, 2021, the Company and Dr. Raza Bokhari commenced an application (the "Application") by way of notice of application (the "Notice of Application") in the Court naming the Dissident Shareholders as respondents. The Notice of Application also brings to light certain material disclosures not included in the Dissident Circular circulated by the Dissident Shareholders. In particular, the Notice of Application asserts that the purpose behind the Dissident Circular is to gain control of the Board in order to have the Company acquire the Start-Up, notionally in the psychedelics sector but with no apparent track record. The Notice of Application asserts that Mr. Durkacz and other Dissident Shareholders have substantial interests in the Start-Up which they have not disclosed adequately or at all to the Company, the Shareholders or the Board, in contravention of applicable law.

The Notice of Application seeks to ensure that Mr. Durkacz and the other Dissident Shareholders are transparent about their interests in the Start-Up and asks the Court to order Mr. Durkacz and the Dissident Shareholders to correct any misleading disclosure in that regard. The Notice of Application also seeks to restrain Mr. Durkacz and Mr. Saeed from voting at the Meeting as a result of their conflict of interest (the "Dissident Voting Restriction").

Among the filings associated with the Application is an affidavit sworn by The Honourable Mr. Stephen Buyer, which reports that a Special Committee of the Board that Mr. Buyer chairs has concluded that Mr. Durkacz has breached fiduciary duties owed to the Company, as well as the Company's Corporate Disclosure Policy and its Corporate Code of Conduct and Ethics.

As a result of the Voting Restriction, and if the Appeal is not successful, a total of 1,349,764 Class B Shares, representing 2.4% of the voting rights attached to the outstanding Shares, beneficially owned or controlled by Dr. Raza Bokhari, Stephen Buyer, Robert Ciaruffoli, James Datin, Gerald (Gerry) Goldberg and Larry Kaiser, will be excluded from voting at the Meeting.

If the Application is successful, as a result of the Dissident Voting Restriction, a total of 48 Class A Shares and 954,534 Class B Shares representing 25.5% of the voting rights attached to the outstanding Shares, beneficially owned or controlled by Mr. Durkacz and Mr. Saeed will be excluded from voting at the Meeting.

If both the Voting Restriction and the Dissident Voting Restriction are in place at the Meeting a total of 72 Class A Shares and 2,304,298 Class B Shares representing 39.7% of the voting rights attached to the outstanding Shares will be excluded from voting at the Meeting.

SHARE RIGHTS

Voting Rights

Except as otherwise prescribed by the OBCA, at a meeting of the Shareholders, each Class B Share entitles the holder thereof to one vote and each Class A Share entitles the holder thereof to 276,660 votes on all matters. See also "Litigation Impacting the Meeting" for a discussion for details concerning the Voting Restrictions and the Dissident Voting Restrictions. In the event that the Share Reorganization Resolution (as defined herein) is approved at the Meeting, effective July 1, 2021, the Class A Shares will be automatically converted into Class B Shares, and as a result, immediately following the implementation of the Share Reorganization, the Company's outstanding capital will consist of a single class of voting shares, being the Class B Shares, which will continue to have one vote per Class B Share. For further details, see "Other Business of the Meeting - Amendment to the Articles - Sunset Provision".

Rank

The Class A Shares and Class B Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Class A Shares and the holders of Class B Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and the Class B Shares, in the remaining property and assets of the Company available for distribution to shareholders, without preference or distinction among or between the Class A Shares and the Class B Shares.

Dividends

Holders of Class A Shares and Class B Shares are entitled to receive, subject always to the rights of the holders of any class of shares ranking senior to the Class A Shares and Class B Shares, dividends out of the assets of the Company legally available for the payment of dividends at such times and in such amount and form as the Board may from time to time determine and the Company will pay dividends thereon on a pari passu basis, if, as and when declared by the Board.

Conversion

The Class B Shares are not convertible into any other class of shares. Each outstanding Class A Share may, at any time at the option of the holder, be converted into one Class B Share. Upon the first date that any Class A Share is held other than by a permitted holder, the permitted holder which held such Class A Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such Class A Share into a fully paid and non-assessable Class B Share.

Subdivision or Consolidation

No subdivision or consolidation of the Class A Shares or the Class B Shares may be carried out unless, at the same time, the Class A Shares or the Class B Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Change of Control Transactions

The holders of Class B Shares are entitled to participate on an equal basis with holders of Class A Shares in the event of a "Change of Control Transaction" requiring approval of the holders of Class A Shares and Class B Shares under the OBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Shares and by a majority of the votes cast by the holders of outstanding Class B Shares each voting separately as a class.

Proposals to Amend the Articles of Amendment

Neither the holders of the Class A Shares nor the holders of the Class B Shares are entitled to vote separately as a class upon a proposal to amend the Articles in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.

Neither the holders of the Class A Shares nor the holders of the Class B Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles in the case of an amendment referred to in paragraph (b) of subsection 170(1) of the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Shares and Class B Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law in respect of such exchange, reclassification or cancellation.

Pursuant to the OBCA, in order to approve the Share Reorganization Resolution, the holders of the Class A Shares and the holders of the Class B Shares will be required to vote as separate classes. For further details, see "Other Business of the Meeting - Amendment to the Articles - Sunset Provision".

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Class A Shares would not necessarily require that an offer be made to purchase Class B Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Shares will be entitled to participate on an equal footing with holders of Class A Shares, the holders of not less than 80% of the outstanding Class A Shares have entered into a coattail agreement dated May 24, 2018 among the Company, Computershare and certain of the Shareholders holding at least 80% of the Class A Shares (the "Coattail Agreement"). The Coattail Agreement contains provisions customary for dual-class, publicly-traded corporations designed to prevent transactions that otherwise would deprive the holders of Class B Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Shares had been Class B Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Shares by a holder of Class A Shares party to the Coattail Agreement if concurrently an offer is made to purchase Class B Shares that:

(a) offers a price per Class B Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Shares;

(b) provides that the percentage of outstanding Class B Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Shares to be sold (exclusive of Class A Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c) has no condition attached other than the right not to take up and pay for Class B Shares tendered if no shares are purchased pursuant to the offer for Class A Shares; and

(d) is in all other material respects identical to the offer for Class A Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Shares by a holder thereof to a permitted holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Shares into Class B Shares, shall not, in of itself constitute a sale of Class A Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any sale of Class A Shares (including a transfer to a pledgee as security) by a holder of Class A Shares party to the Coattail Agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Class A Shares are not automatically converted into Class B Shares in accordance with the Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Class B Shares. The obligation of the trustee to take such action will be conditional on the Company or holders of the Class B Shares providing such funds and indemnity as the trustee may require. No holder of Class B Shares has the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class B Shares and reasonable funds and indemnity have been provided to the trustee.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66⅔% of the votes cast by holders of Class B Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Shares held directly or indirectly by holders of Class A Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Class B Shares under applicable law.

ELECTION OF THE BOARD OF DIRECTORS

Overview

The Articles provide that the Board shall consist of a minimum of three (3) and a maximum of eleven directors (11). There are currently seven (7) directors on the Board. The OBCA provides that where a minimum and a maximum number of directors is provided for in the Articles, the number of directors of the Company and the number of directors to be elected at an annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution of the shareholders or, if a special resolution of the shareholders empowers the directors to determine the number, by resolution of the directors (a "Board Size Resolution"). The OBCA further provides that where such a Board Size Resolution has been passed to empower the directors to determine the number of directors, the directors may not between meetings of shareholders appoint additional directors if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

The Company has previously passed a Board Size Resolution, granting the Board the ability to fix the number of directors of the Company between the minimum and maximum number of directors set forth in the Articles. The Board has determined that the number of directors to be elected at the meeting shall be fixed at seven (7) directors.

At the Meeting, Shareholders will be asked to elect the seven (7) nominees set forth below (the "Management Director Nominees") as directors for the ensuing year.

Five (5) of Management Director Nominees are current directors of the Company. All of the Management Director Nominees have established their eligibility and willingness to serve on the Board. If elected, the Management Director Nominee will hold office until the close of the next annual meeting of the Company, unless a Management Director Nominee's office is earlier vacated in accordance with the by-laws of the Company or the OBCA, or until their successors are elected or appointed.

The names of the Management Director Nominees and details about their background, experience, number of securities of the Company beneficially owned, director or indirectly, or over which control or direction is exercised by the Management Director Nominee and committee membership is set out below.

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE BLUE PROXY INTEND TO VOTE FOR THE ELECTION OF THE MANAGEMENT DIRECTOR NOMINEES AS LISTED ON THE FOLLOWING PAGES. IF FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE MANAGEMENT DIRECTOR NOMINEES ARE UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE BLUE PROXY, IT IS INTENDED THAT THE PERSONS DESIGNATED IN THE BLUE PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

Management of the Company does not contemplate that any of the Management Director Nominees will be unable to serve as a director of the Company. To be effective, the election of the Management Director Nominees must be approved by at least a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting.

REASONS FOR VOTING IN FAVOUR OF THE MANAGEMENT DIRECTOR NOMINEES

There are three key reasons to vote in favour of Management Director Nominees:

1. the Management Director Nominees are committed to advancing the Right Strategy and move forward as a specialty biotech pharmaceutical Company;

2. the Management Director Nominees believe in Shareholder democracy. One share should equal one vote and the elimination of the Class A Shares will result in control of the Company being where it belongs, in the hands of the public; and

3. it is time for the Company to move forward, learn from its past mistakes and build a Company that provides long-term Shareholder value. This will be achieved by committing to the Right Strategy and not by chasing any new speculative industry that emerges, currently being psychedelics, and in doing so, allowing Mr. Durkacz and Mr. Saeed to benefit at the expense of all other Shareholders. The time for change is now.

For further details, see "Reasons to Support Management's Position - Reasons to Vote FOR the Management Director Nominees".

INFORMATION REGARDING THE MANAGEMENT DIRECTOR NOMINEES

Each of the Management Director Nominees is being nominated for election as a director of the Company at the Meeting. If elected, the Management Director Nominee will hold office until the close of the next annual meeting of the Company, unless a Management Director Nominee's office is earlier vacated in accordance with the by-laws of the Company or the OBCA, or until their successors are elected or appointed. Five (5) of Management Director Nominees are current directors of the Company.

The following table sets out information with respect to each Management Director Nominee, including where they live, the periods served as a director of the Company, all positions and offices held by them with the Company, principal occupations or employment during the past five years, the other corporations of which they are directors, and the number of securities of the Company they beneficially owned, controlled or directed, directly or indirectly, as at the date of this Circular. The number of Options (as defined herein), as set out below, indicates Options previously awarded to directors under the Stock Option Plan (as defined herein). Information as to securities beneficially owned has been provided by each Management Director Nominee.

Dr. Bokhari joined the board of directors of the Company in August 2018 and was named Executive Co-Chairman of the Board in December 2018, Interim CEO in February 2019 and Permanent CEO in June 2019. Dr. Bokhari has been responsible for developing and leading the Company's new strategy and exiting the cannabis industry.

Over the past two decades, Dr. Bokhari has developed expertise in aggregating and accelerating life sciences and healthcare services companies. An effective "change agent," with several years of experience and expertise in start-up and turn-around businesses, he has a record of turning around financially struggling companies. Dr. Bokhari also consults on due diligence projects for PE and VC funds focused in investing in life sciences/bio-tech and healthcare services companies.

Dr. Bokhari is also the Chairman of Parkway Clinical Laboratories Inc., a global diagnostic provider of addiction screening and opioid prescription medication monitoring, including PCR testing of SARS-2 virus, responsible for causing COVID-19 infection. He is also the managing partner of RBx Capital, LP and was a board member of Akers Biosciences (NASDAQ: AKER).

Dr. Bokhari holds a Doctor of Medicine degree from the University of Punjab, Rawalpindi Medical College, and an Executive MBA from Temple University, Fox School of Business & Management where he currently serves on the board. He is also the Vice Chairman of the World Affairs Council and a Trustee of the esteemed Foreign Policy Research Institute.

Dr. Raza Bokhari, MD
Chief Executive Officer, Executive Chairman and Director
Pennsylvania, United States

Class A Shares: 24
Class B Shares: 2,428,386
Options:  412,932

Committee Membership

Corporate Disclosure Committee

Director Since
July 17, 2018

Mr. Buyer served as a member of the United States House of Representatives for nine consecutive terms, from January 1993 to January 2011. During Mr. Buyer's tenure, he served on the Committees on Veterans' Affairs, Armed Services, Judiciary, and Energy and Commerce, in addition to sitting on the Military Compensation and Retirement Modernization Commission. Mr. Buyer is presently the Managing Partner of the 10-Square Solution, LLC, focusing on business development, mergers and acquisitions, and representation before the federal government.

Mr. Buyer served as Chairman of the Committee on Veterans' Affairs for the 109th Congress, as well as the Ranking Minority Member for the 110th and 111th Congresses. He centralized the VA's IT architecture and was named to the Federal IT top 100. Mr. Buyer also served on the House Armed Services Committee from 1993 to 2001, including as Chair of the Subcommittee on Military Personnel in the 105th and 106th Congresses. He founded and co-chaired the National Guard and Reserve Components Caucus. He created the renewable energy portfolio for the Department of Defense and Veteran Affairs. He was the architect of TRICARE For Life and authored the U.S. military's pharmacy redesign. His other Congressional assignments included service on the Health, Energy, and Technology subcommittees of the Committee on Energy and Commerce from 2001 to 2010, where he assisted in creating Medicare Part D, authored the electronic pedigree pharmaceuticals distribution system, served as a House Conferee on the Telecommunications Act of 1996, and lead the Congressional effort to reorganization of the U.S. Olympic Committee. He also served the House Committee on Judiciary from 1993 to 1999.

As an Army Reserve officer, Mr. Buyer served four years on active duty, including a tour of duty in Iraq during the first Gulf War (1990-91) where he was awarded the Bronze Star as an Operational Law Judge Advocate. Prior to JAG, he was a Medical Service Corps Officer for 4 years. Mr. Buyer retired with the rank of Colonel in the U.S. Army Reserve Judge Advocate General Corps. after 30 years of service.

Prior to his tenure in the United States Congress, Congressman Buyer served as a Special Assistant United States Attorney, Indiana Deputy Attorney General, and engaged in a private law practice.

Mr. Buyer is a distinguished military graduate of The Citadel in 1980 with a B.S. degree, and received his J.D. from Valparaiso University School of Law in 1984. He is a member of the Indiana and Virginia state bars.

Hon. Stephen Buyer Director
Indiana, United States

Class A Shares: Nil.
Class B Shares: 163,726
Options:  45,000

Committee Membership

Governance Committee (Chair)

Compensation Committee

Director Since
October 11, 2019

Robert J. Ciaruffoli is a Co-Founder and Vice-Chairman of Broad Street Angels, a 100-member Philadelphia-based angel investor network which invests in start-up entrepreneurial businesses with high growth potential. Broad Street Angels is the largest angel investor network in the Philadelphia region.

Mr. Ciaruffoli is a CPA and served as the Chairman and CEO of the Parente Beard/Baker Tilly accounting and advisory firm. During his tenure as chairman and CEO, he and his team transitioned the firm from a Pennsylvania practice to a multi-state super-regional firm. In 2014, he orchestrated a merger of the Parente Beard and Baker Tilly Virchow Krause firms to create the 12th largest US accounting and advisory firm.

Mr. Ciaruffoli also served on the board of directors and executive committee of Baker Tilly International, the 8th largest global accounting network. During his tenure on the board and the executive committee, Baker Tilly International grew from an unranked network to the eighth largest global accounting network.

Throughout his career, Mr. Ciaruffoli has served on numerous for-profit and not-for-profit boards. Presently, he is the President of the board of directors of The Pennsylvania Society, a board member of Ben Franklin Technology Partners, a board member of eureQa - a SaaS cloud based automated platform for testing digital applications, and a member of the finance committee of the Archdiocese of Philadelphia. He was also the past chairman of the Pennsylvania State Board of Accountancy.

Mr. Ciaruffoli holds a Bachelor of Science in Accounting from Kings College, Wilkes-Barre, Pennsylvania and has proudly served in the United States Marine Corps (1970 - 1972).

Robert J. Ciaruffoli, CPA
Director
Pennsylvania, United States

Class A Shares: Nil.
Class B Shares: 156,453
Options:  82,313

Committee Membership

Audit Committee (Chair)

Governance Committee

Compensation Committee

Corporate Disclosure Committee

Nominating Committee

Director Since
June 12, 2019

Mr. Goldberg is a Chartered Professional Accountant and was a Senior Partner in the accounting firm of Schwartz Levitsky Feldman LLP, in Toronto, which has been ranked among the largest public accounting firms in Canada. Mr. Goldberg was also a Partner in Grant Thornton and its predecessor firm for over 15 years.

Mr. Goldberg has over 40 years' experience and was the head of the U.S. Public company audit division of Schwartz Levitsky Feldman LLP and also has industry expertise in the service, distribution, retail, mining, natural resources and oil & gas, real estate, "not-for-profit" entities and manufacturing industries with a strong emphasis in taxation and business advisory services. Mr. Goldberg is also active in corporate finance and development and was involved in the structure and design of numerous innovative financing instruments, tax shelters and syndications, both in Canada and the U.S. He was actively involved with the audit fvarious public Canadian, US, Chinese and other foreign companies listed in both the US and Canada. Mr. Goldberg is or was an Independent Director, Chairman and member of the audit committee, of numerous public companies, non-profit, education and other institutions, organization and companies including the following:

Pinetree Capital Ltd.* (TSX); Capricorn Business Acquisition Inc. (NEX); Grasslands Entertainment Inc. (now Lakeside Minerals Inc.)* (TSXV); Baymount Incorporated (formerly, Academy Capital Corp.) (NEX); Sagittarius Capital Corporation* (NEX); Jite Technologies Inc.* (Delisted); Scorpio Capital Corp. (now Prime City One Capital Corp.)* (TSXV); PsyBio Theraputics Corp. (formerly, Leo Acquisitions Corp.) (TSXV); China Winds Systems Inc.* (OCT.BB); Ever-Glory International Group Inc.* (AMEX); Keyuan Petrochemical Inc.* (OTC.BB); Emerge Resources Corp. * (NEX); ABBA Medix Group Inc. (now Canada House Wellness Group Inc.)* (CSE); Gravitas Financial Inc.* (CSE); Gilla Inc.* (OTC.QB); Aion Therapeutic Inc. (formerly, Osoyoos Cannabis Inc.) (CSE)*; and SB2 Insights Inc. (CSE). (Note:* means formerly)

Mr. Goldberg is the CEO of Golden Hills Financial Inc., a company engaged in corporate finance and mergers and acquisitions services.

Mr. Goldberg was the interim CEO of Canada House Wellness Group Inc., a publicly listed company and was the Executive Chairman and Interim CEO of Aion Therapeutic Inc. (formerly, Osoyoos Cannabis Inc.).

Mr. Goldberg has also been involved with and managed independent investigations on behalf of audit committees in respect of the breakdown of corporate governance and dealing with regulatory complaints, compliance and other proceedings.

Gerald (Gerry) Goldberg, CPA, CA
Director
Ontario, Canada

Class A Shares: Nil.
Class B Shares: 60,211
Options:  39,875

Committee Membership

Audit Committee

Corporate Disclosure Committee

Compensation Committee (Chair)

Nominating Committee

Director Since
May 24, 2018

Dr. Kaiser is currently Managing Director with the Healthcare Industry Group at Alvarez and Marsal, a leading global professional services firm. Most recently, Dr. Kaiser was the President and CEO of the $2.2 billion Temple University Health System, Dean of Temple University's Lewis Katz School of Medicine, and Senior Executive Vice President for Health Sciences at Temple University. Among his many accomplishments at Temple was the acquisition of the Fox Chase NCI-designated Comprehensive Cancer Center, the development of a number of programs, including the number one lung transplant program in the country, a nationally recognized program in pulmonary hypertension, in addition to growing programs in cardiovascular surgery, thoracic surgery, neurosurgery, and orthopedic surgery. Before joining Temple University in 2011, Dr. Kaiser served as the President of the University of Texas Health Science Center at Houston, the largest of six health-related campuses at the University of Texas.

Dr. Kaiser graduated AOA (Alpha Omega Alpha Honor Medical Fraternity) from the Tulane University School of Medicine in 1977 and completed his residency in general surgery as well as a fellowship in surgical oncology at the University of California, Los Angeles. He then completed a residency in cardiovascular and thoracic surgery at the University of Toronto. Following that, he held positions as attending thoracic surgeon at Memorial Sloan-Kettering Cancer Center and Assistant Professor of Surgery at Cornell University Medical College (both New York City) and subsequently as Associate Professor (with tenure) at the Washington University School of Medicine (St. Louis). At the University of Pennsylvania, Dr. Kaiser held a variety of positions, including chief of general thoracic surgery, founder and director of the university's lung transplantation program, director of its Center for Lung Cancers and Related Disorders, and co-director of the Thoracic Oncology Laboratory. In 2001, following a national search, he was named the John Rhea Barton Professor and Chair of the Department of Surgery as well as Surgeon in Chief for the University of Pennsylvania Health System. In 1997, Dr. Kaiser was named as the first recipient of the Eldridge Eliason Professorship of Surgery endowment at the Perelman School of Medicine at the University of Pennsylvania.

Dr. Kaiser is author or co-author of 17 books and more than 300 original papers, and serves on multiple editorial boards, including the Annals of Surgery, the world's leading surgical journal, the American Journal of Surgery, and the European Journal of Cardiothoracic Surgery. Dr. Kaiser has served in a number of leadership capacities for professional societies and associations and has been a director of both the American Board of Surgery and the American Board of Thoracic Surgery. In 2005, he was elected to the National Academy of Medicine.

Dr. Larry Kaiser, MD, FACS

Director
Pennsylvania, United States

Class A Shares: Nil.
Class B Shares: 93,466
Options:  64,900

Committee Membership

Audit Committee

Governance Committee

Nominating Committee

Director Since
January 22, 2020

Mr. Carroll joined the Company as interim Chief Financial Officer in 2018 and was appointed to the position on a permanent basis in December 2019. An experienced business executive, Mr. Carroll has 20 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. With a balance of prudent financing practices and business insights, Mr. Carroll has successfully guided companies through expansion and growth.

Mr. Carroll was previously with Danaher, Alberto Culver (now Unilever (NYSE:UL) and Cardinal Meats, where he was instrumental in major restructuring activities, mergers and acquisitions and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Mr. Carroll has been a Director of Bird River Resources Inc., since September 15, 2017.

He holds a CPA-CMA designation as well as a Bachelor of Commerce degree from University College Dublin.

Donal Carroll, CPA
Chief Financial Officer
Proposed Director
Ontario, Canada

Class A Shares: Nil.
Class B Shares: 85,357
Options:  104,774

Committee Membership

N/A

Director Since
May 25, 2018 to July 17, 2018

For the past 40 years, Mr. Lavelle has been a President and Chief Executive Officer of global and multinational organizations focused on high-value data, analytics, technology solutions, and actionable insights for healthcare and life sciences manufacturers, payers, and providers. Mr. Lavelle has also brought technology solutions to public health, education, and the public sector over his career.

Mr. Lavelle currently owns and operates F W Lavelle Consulting LLC providing advisory services to healthcare and life sciences manufacturers with a primary focus on pharmaceutical development and public health.

During his career, Mr. Lavelle was President and Chief Executive Officer of Siemens Health Solutions, one of the world's largest suppliers to the healthcare industry; Chief Executive Officer and director of Symphony Health Solutions which gave deep insight into the pharmaceutical market tracking drug development and use on over 280 million patients and 65% of all specialty drug activity; board member and advisor to Symphony Performance Health working with accountable health organizations, direct contracting entities, and health systems to improve health systems costs with analytics into the performance of their provider network; President of MedQuist the world's largest provider of voice-to-coding solutions for healthcare, dictation, and speech recognition software. In addition, Mr. Lavelle was President and Chief Executive Officer of SunGard Public Sector and Education specializing in software solutions for cities and public schools which cover public safety, public administration, and public education (K-12) touching 150 million citizens and 17.5 million students.

Mr. Lavelle was a Founder & Member of NCHICA, a nonprofit consortium to standardize and leverage technology to improve community health established by the Executive Order of Governor James B. Hunt.

Mr. Lavelle is a past member of the Health Finance Management Association and the American Health Information Management Association.

Mr. Lavelle has broad experience as a director, having served on the board of directors of Siemens One, Siemens Medical Solutions (USA), Siemens Political Action Committee, National Alliance for Health Information Technology, Jefferson Health System Office of Health Policy and Clinical Outcomes, Symphony Performance Health, Symphony Health Solutions, madInt Holdings, Positive Physician Insurance Exchange, LaFrance Corporation and Penn State Business School.

Mr. Lavelle received his B.A. in Marketing from Pennsylvania State University.

Frank Lavelle Proposed Director Pennsylvania, United States Class A Shares: Nil. Class B Shares: Nil. Options: Nil. Committee Membership N/A Director Since N/A

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Company, other than as set out below, no Management Director Nominee is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, other similar order, or an order that denied the relevant company access to any exemption under securities legislation, and which was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gerry Goldberg was the Interim Chief Executive Officer of Canada House Wellness Group Inc. ("Canada House") when a management cease trade order (the "MCTO") was issued by the Ontario Securities Commission on September 13, 2017. The MCTO was issued in respect of Canada House's failure to file its audited financial statements and management discussion and analysis for the year ended April 30, 2017 before the August 28, 2017 filing deadline. The MCTO was lifted effective November 22, 2017.

Penalties or Sanctions

No Management Director Nominee has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable Shareholder making a decision about whether to vote for the Management Director Nominee.

Advance Notice By-Law

The Company's by-laws contain advance notice provisions setting out advance notice requirements for the nomination of directors of the Company by a Shareholder (who must also meet certain qualifications outlined in the by-laws) (the "Nominating Shareholder") at any annual meeting of Shareholders, or for any special meeting of Shareholders if one of the purposes for which the special meeting was called was the election of directors (the "Advance Notice By-Law"). The following description is a summary only and is qualified in its entirety by the full text of the applicable provisions of the Company's by-laws which are available on SEDAR at www.sedar.com.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give timely notice of such nomination in proper written form to the secretary of the Company at the principal executive offices of the Company. To be timely, a Nominating Shareholder's notice to the secretary must be made: (i) the case of an annual meeting of Shareholders, not less than 30 nor more than 60 days prior to the date of the annual meeting of Shareholders; provided, however, that in the event that the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Company's by-laws also prescribe the proper written form for a Nominating Shareholder's notice.

The Chair of the Meeting has the power and duty to determine whether a nomination was made in accordance with the notice procedures set forth in the by-laws and, if any proposed nomination is not in compliance with such provisions, the discretion to declare that such defective nomination will be disregarded.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice By-Law.

EXECUTIVE TEAM

The Dissidents have not presented any names or credentials of the management that they will put in place should the Dissident Director Nominees be elected and have also not offered a comprehensive strategic business plan that they will follow to create shareholder value. In contract and adding to the strength of the Management Director Nominees are the senior executives of the Company who have the talent, qualifications and skills to execute on Right Strategy, including:

Dr. Edward Brennan, Jr., MD, FACS, Chief Medical Officer

Dr. Brennan, has more than 25 years of experience in leadership roles at major pharmaceutical companies and clinical research organizations. Dr. Brennan is an accomplished biopharmaceutical executive with a proven track record in FDA submissions and drug development.

Dr. Brennan has extensive experience in all phases of clinical development across multiple therapeutic areas. As a Medical Director with Wyeth-Ayerst Research and GlaxoSmithKline, he led teams through ten IND applications and advanced multiple compounds from pre-candidate selection (proof of concept) through clinical trial management and approval. At GSK, he was also responsible for coordinating all clinical activities for external partners within its Center of Excellence in External Drug Discovery. Dr. Brennan next founded IndiPharm, a full-service global CRO, that was eventually acquired by private equity company, Velocity Fund Partners.

Dr. Brennan received his undergraduate Bachelor of Science Degree in Pharmacy from the Philadelphia College of Pharmacy and Science. He went on to study Medicine at the Royal College of Surgeons in Ireland before receiving his medical degree from the Temple University School of Medicine.

Dr. Huma Qamar, MD, Senior Vice President, Head of R&D Program

Dr. Qamar has worked in the clinical research field for some of the most renowned Ivy League institutions such as Yale University, Harvard University and the University of Pennsylvania. Dr. Qamar has served in key roles in major hospitals such as Thomas Jefferson University Hospital, The Children's Hospital of Philadelphia, Hospital of the University of Pennsylvania, and Fox Chase Cancer Center.

Dr. Qamar has also held various leadership positions in the past few years including roles such as the Director of Physician Research Programs, National Public Health Physician, National Medical Science Liaison, Senior Clinical Research Business Manager, and Lead Post-doctoral research fellow on many leading national clinical trials. Dr. Qamar has her Doctor of Medicine (MD) from the prestigious Army Medical College, Rawalpindi, Pakistan. Dr. Qamar has earned her Masters in Public Health (MPH) from Thomas Jefferson University, College of Population Health in Philadelphia.

Dr Qamar has over 16 years of experience in the successful execution and completion of the Phase 1-Phase III clinical trials. Additionally, she has robust experience in the Protocol development, Medical Affairs and Medical Monitoring including Phase I-IV global clinical trial operations, FDA inspections, billing and compliance audits, clinical trial launches, scientific review, Medical Affairs team management, scientific/medical writing, publications/abstracts, and education of clinical trial data to internal external partners and collaborating academic centers. She has expertise in the therapeutic areas of Oncology (Heme-Onc, CART, rare tumors, sarcoma, melanoma, Phase 1, Women's health, GU and GI), fetal oncology, rheumatology, dermatology, neurology, cardiology, hepatology and Infectious diseases.

Dr. Sara May, President, FV Pharma

Dr. Sara May is a Ph.D. graduate with a multidisciplinary background in plant breeding and crop genetics with over ten years' experience designing, implementing and managing large-scale projects in the field, lab and greenhouse. Dr. May has extensive work experience with all aspects of National, International, Provincial and Regional Legislative Acts and Regulations. Dr. May has deep domain expertise, which includes managing large scale operations, developing and implementing quality control and quality assurance methods and standard operating procedures and HACCP.

Dr. May has co-authored ten peer-reviewed published manuscripts and is an active peer reviewer for national and international scientific journals.

OTHER BUSINESS OF THE MEETING

Amendment to the Articles - Sunset Provision

Overview

The Company proposes to reorganize its share capital (the "Share Reorganization") by amending its articles to provide that on July 1, 2021 (the "Sunset Date") the issued and outstanding Class A Shares will automatically be converted into Class B Shares, without any action required on the holders of Class A Shares, on a one-to-one basis.

If the Share Reorganization is approved by Shareholders, the Company will file articles of amendment under the OBCA to give effect to the Share Reorganization. The Share Reorganization will in effect, eliminate the Company's dual-class share structure by converting the 72 Class A Shares issued and outstanding, into 72 Class B Shares (the "Conversion Shares"), following which, no Class A Shares will be outstanding.

As a result, immediately following the implementation of the Share Reorganization, the Company's outstanding capital will consist of a single class of voting equity securities, being the Class B Shares, which will continue to have one vote per share. The Share Reorganization does not modify in any way the substantive rights and privileges attached to the Class B Shares.

Subject to obtaining Shareholder approval, the Board anticipates that the Share Reorganization will become effective on or about July 1, 2021 (the "Effective Date"). Following or prior to the Effective Date, the Company will seek to list the Conversion Shares on the CSE and NASDAQ.

Background to the Proposed Share Reorganization

The dual-class share structure of the Company has been in place since it completed its reverse-takeover transaction in May 2018, and currently consists of Class A Shares which carry 276,660 votes per Class A Share and Class B Shares which carry one vote per Class B Share. As of the Record Date, there are 35,991,846 Class B Shares issued and outstanding and 72 Class A Shares issued and outstanding. Dr. Bokhari controls 2,428,386 Class B Shares and 24 Class A Shares, which together represent 16.2% of the aggregate votes attached to all outstanding Shares, Mr. Saeed controls 504,476 Class B Shares and 24 Class A Shares, which together represent 12.8% of the aggregate votes attached to all outstanding Shares and Mr. Durkacz controls 450,058 Class B Shares and 24 Class A Shares, which together represent 12.7% of the aggregate votes attached to all outstanding Shares. Mr. Saeed and Mr. Durkacz are both Dissident Shareholders and in the aggregate control 25.5% of the aggregate votes attached to all outstanding Shares.

Notably, the Class A Shares are not presently subject to a sunset based on time, retained equity interests, or any other trigger common to dual-class voting structures.

Recommendation of the Company

The Board (other than Mr. Durkacz) recommends the Shareholders vote FOR the Share Reorganization. In making this recommendation and evaluating the Share Reorganization, a number of factors were considered, including:

  a simplified capital structure could lead to enhanced market acceptance of the Class B Shares, which the is expected to enhance the Company's ability to take advantage of corporate opportunities, if any;

  the Share Reorganization is expected to enhance the liquidity and marketability of the Class B Shares as a result of the larger public float of a single class of shares;

  the Share Reorganization will result in a single class of shares, which will simplify the governance of the Company and align its capital structure with what is generally viewed as best practice;

  the elimination of the Class A Shares will result in control of the Company being "in the market" which may facilitate change of control transactions following completion of the Share Reorganization; and

  the Share Reorganization will allow each Shareholder to have a voting interest that is proportionate to the holder's equity ownership interest.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a special resolution approving the Share Reorganization, the text of which will be substantially as follows (the "Share Reorganization Resolution"):

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the Company is hereby authorized to amend its current articles of amalgamation to cause the 72 outstanding class A multiple voting shares (the "Class A Shares") to be automatically converted into 72 class B subordinate voting shares (the "Class B Shares"), at 12:01 a.m. (Toronto time) on July 1, 2021, or such later date as the certificate of amendment is issued under the Business Corporations Act (Ontario) ("OBCA");

2. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver the articles of amendment in accordance with the OBCA;

3. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he may determine to be necessary or advisable to give effect to this special resolution including, without limitation, to determine the timing for delivery and effect the delivery of articles of amendment in the prescribed form under the OBCA, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

4. notwithstanding that this special resolution has been passed by the Shareholders of the Company, the Board of Directors be and is hereby authorized and empowered, without further approval of the Shareholders of the Company, to revoke this resolution at any time before the certificate of amendment under the OBCA is issued."

The persons named in the BLUE proxy intend to vote FOR the Share Reorganization Resolution, unless the Shareholder of the Company who has given such BLUE proxy has directed otherwise.

To be effective, the Share Reorganization Resolution must be approved by:

(a) at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting, voting together as one class;

(b) at least two-thirds of the votes cast by holders of Class A Shares, voting as a separate class; and

(c) at least two-thirds of the votes cast by holders of Class B Shares, voting as a separate class.

The Share Reorganization Resolution will not become effective until the required filings have been filed and accepted in accordance with the OBCA.

Financial Statements

The financial statements of the Company for the financial years ended December 31, 2020 and December 31, 2019 have been mailed to the Shareholders who requested to receive them. The financial statements are also available on SEDAR at www.sedar.com. The financial statements of the Company for the years ended December 31, 2020 and December 31, 2019, and the reports of the auditor thereon, will be placed before the Meeting. No vote by the Shareholders is required to be taken on the financial statements.

Appointment of Auditor

It is proposed that MNP LLP be re-appointed as the auditor of the Company to hold office until the close of the next annual meeting of the Shareholders and that the directors of the Company be authorized to set the auditor's remuneration. MNP LLP was first appointed as the auditor of the Company on December 16, 2019.

The persons named in the BLUE proxy accompanying this Circular intend to vote FOR the appointment of MNP LLP as the auditor of the Company until the close of the next annual meeting of the Shareholders or until its successor is appointed and the authorization of the directors of the Company to fix the remuneration of MNP LLP, unless the Shareholder who has given such BLUE proxy has directed otherwise.

To be effective, the appointment of MNP LLP and the authorization of the Company to set the remuneration of MNP LLP must be approved by at least a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Change of Registered Office Address

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass a special resolution to change the municipality of the registered office of the Company from Durham Region, Ontario to a location in the City of Toronto, Ontario (the "Registered Office Change"). The Company is proposing the Registered Office Change to 100 King Street West, First Canadian Place, Suite 3400, Toronto, Ontario, M5X 1A4. Notwithstanding that the Shareholders may approve the Registered Office Change, the Company may determine not to proceed with the Registered Office Change at the discretion of the Board.

Management believes that approving the Registered Office Change is in the best interests of the Company since it no longer has active operations in Durham Region, Ontario, and, therefore, recommends that the Shareholders approve the Registered Office Change resolution, the text of which will be substantially as follows (the "Registered Office Change Resolution"):

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the Company is hereby authorized to take all actions required to change the municipality in which the registered office of the Company is located from Durham Region, Ontario to the City of Toronto, Ontario at 100 King Street West, First Canadian Place, Suite 3400, Toronto, Ontario, M5X 1A4;

2. any officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to do all things and execute and deliver all such agreements, documents and instruments necessary or desirable in connection with the foregoing; and

3. notwithstanding the approval of this special resolution by Shareholders of the Company, the Board of Directors of the Company may revoke this resolution without further approval of the Shareholders at any time prior to making the necessary filings under the Business Corporations Act (Ontario) to effect the foregoing."

The persons named in the BLUE proxy accompanying this Circular intend to vote FOR the Registered Office Change Resolution, unless the Shareholder who has given such BLUE proxy has directed otherwise.

To be effective, the Registered Office Change Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting. The Registered Office Change Resolution will not become effective until the required filings have been filed and accepted in accordance with the OBCA.

Amended and Restated By-law No. 1

At the Meeting, Shareholders will be asked to approve, confirm and ratify the amended and restated by-law No. 1 of the Company (the "A&R By-law"). The A&R By-law was created to modernize the existing by-law no. 1 of the Company and conform it with the Company's peer group. The text of the A&R By-law is attached to the Circular as Schedule "A". Shareholders should read the A&R By-law in its entirety.

Although the A&R By-laws were approved by the Board and went into effect on January 22, 2021, Shareholders must confirm the A&R By-law at the Meeting. At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve the resolution the text of which will be substantially as follows (the "A&R By-law Resolution"):

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the amended and restated by-law no. 1 of the Company, as reflected in the copy attached as Schedule "A" to the Company's management information circular dated April 20, 2021 is hereby ratified, confirmed and approved without amendment;

2. all prior actions taken by the Company with respect to the amended and restated by-law no.1 of the Company are hereby confirmed and approved; and

3. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he may determine to be necessary or advisable to give effect to this resolution."

The persons named in the BLUE proxy intend to vote FOR the A&R By-law Resolution, unless the Shareholder of the Company who has given such BLUE proxy has directed otherwise.

To be effective, the A&R By-law Resolution must be approved by at least a majority of the votes cast by the Shareholders present in person or by proxy at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following disclosure describes the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO (as defined herein). This section also identifies the objectives and material elements of compensation awarded to the NEOs and the reasons for their compensation. For a complete understanding of the executive compensation program, this disclosure should be read in conjunction with the Summary Compensation Table and other executive compensation-related disclosure included in this Circular.

The Board's assessment of corporate performance is based on a number of qualitative and quantitative factors including execution of ongoing projects and transactions, and progress on key growth initiatives.

Named Executive Officers

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Company (the "Named Executive Officers" or "NEOs"). For the purposes of this Circular, a NEO means each of the following individuals:

(a) each individual who served as chief executive officer ("CEO") of the Company, during any part of the most recently completed financial year, including an individual performing functions similar to a CEO;

(b) each individual who served as chief financial officer ("CFO") of the Company, during any part of the most recently completed financial year, including an individual performing functions similar to a CFO;

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the year ended December 31, 2020, the NEOs of the Company were:

(a) Dr. Raza Bokhari, Executive Chairman, and Former Interim CEO from October 29, 2018 to December 1, 2018 and CEO from February 5, 2019 to present;

(b) Donal Carroll, CFO from July 18, 2018 to present;

(c) Zeeshan Saeed, Former President from October 29, 2018 to January 27, 2021;

(d) Dr. Sara May, President, FV Pharma Inc., from March 13, 2019 to present; and

(e) Dr. Edward Brennan Jr., President FSD Biosciences, from May 28, 2019 to February 28, 2021 and Chief Medical Officer from March 1, 2021 to present.

Compensation Governance

The Compensation Committee is currently comprised of three directors, Gerald (Gerry) Goldberg (Chair), Robert J. Ciaruffoli and Stephen Buyer. See "Statement of Corporate Governance Practices - Compensation Committee". See "Election of the Board of Directors" for a summary biography of each member of the Compensation Committee, which sets out the experience relevant to the performance of his duties as a member of the Compensation Committee.

The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation by way of share awards and options to purchase Class B Shares ("Options") granted under the stock option plan of the Company dated February 19, 2018 (the "Stock Option Plan").

The primary goal of the Company's executive compensation program is to attract and retain the key executives necessary for the Company's long-term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) Options.

The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Company with other reporting issuers of similar size in the same industry.

The Board is of the view that all elements of the total program should be considered, rather than any single element. As such, the Company does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Company. While the Company does not have a formally established peer group in determining compensation, the Compensation Committee will on occasion reference other comparable publicly traded Canadian companies to align its compensation practices with market practice.

The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any Options to be granted) will be determined by the Compensation Committee.

The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Company.

Compensation Process

The Compensation Committee, through discussion without any formal objectives, criteria or analysis, determines the compensation of the Company's executive officers. The Compensation Committee has no formal criteria or goals tied to total compensation or any significant element of total compensation. The Board is responsible for determining all forms of compensation, including share based compensation and long-term incentives in the form of Options to be granted to the Company's executive officers and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time-to-time, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation Committee determines compensation by considering: (i) recruiting and retaining executives critical to the Company's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company's operations in general.

Option Based Awards

Long-term incentives in the form of Options are intended to align the interests of the Company's directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of Shareholder value, and to reduce the cash compensation the Company a would otherwise pay. The Stock Option Plan is administered by the Board. While the Company does not have a formally established peer group in determining compensation, in considering the number of Options to be granted to the NEOs, reference is made to the number of Options granted to officers of other comparable publicly traded Canadian companies. The Compensation Committee also considers previous grants of Options and the overall number of Options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Option compensation.

Insider Trading and Reporting Policy

All of the Company's executives, other employees and directors are subject to the Company's Insider Trading and Reporting Policy, which prohibits trading in the Company's securities while in possession of material undisclosed information about the Company. Under this policy, such individuals are also prohibited from entering into hedging transactions involving securities of the Company, such as short sales, puts and calls. Furthermore, subject to certain limited exceptions, the Company permits executives, including the NEOs, to trade in the Company's securities only during prescribed trading windows.

Performance Graph

The following performance graph compares the total cumulative return to a Shareholder who invested $100 in Shares on May 29, 2018 (the date on which the Company, commenced trading on the Canadian Securities Exchange), assuming reinvestment of dividends, with the cumulative total return on the S&P/TSX Composite Total Return Index and Horizons Marijuana Life Sciences Index ETF for each year following May 29, 2018.

	May 29, 2018	December 31, 2018	December 31, 2019	December 31, 2020
FSD Pharma Inc.	$100	$237.52	$29.48	$8.25
Horizons Marijuana Life Sciences Index ETF (TSX: HMMJ)	$100	$83.66	$55.26	$54.43
S&P/TSX Composite Total Return Index	$100	$116	$110	$230

The Company is of the view that compensation levels for the directors and executive officers cannot and should not be directly compared to year-over-year relative market performance. Market performance is impacted by a number of external factors beyond the control of management and an increase or decrease in the market price and thus should not be a determining factor in establishing the annual compensation of the Company's directors and executive officers. The stock price directly impacts the benefits enjoyed by the directors and executive officers from the Stock Option Plan. As a result, the trend shown in the above graph does not necessarily correspond to the Company's compensation to its directors and executive officers for the same period.

The Company's compensation package is based on competitive compensation trends and the value of the services provided and is designed to attract and retain top quality personnel for the longer term in order to manage and grow the business through both adverse and favorable economic cycles. These factors may not yield immediate results in stock price.

Summary Compensation Table

The following table sets forth the compensation paid to the Company's NEOs for the Company's financial years ending December 31, 2018, December 31, 2019 and December 31, 2020. The Company does not have any pension plans long-term non-equity incentive plans or deferred compensation plans.

Name and Principal Position	Year	Salary	Share-Based Awards(1)	Option Based Awards(2)(8)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation(3)	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Raza Bokhari(4) Executive Chairman & CEO, Director	2020	0.75	2,194,412.38	507,432.17	Nil.	Nil.	Nil.	Nil.	2,701,845.30
	2019	0.75	1,074,729.01	5,404,059.76	Nil.	Nil.	Nil.	Nil.	6,478,789.53
	2018	0.79	Nil.	15,107,208.96	Nil.	Nil.	Nil.	Nil.	15,107,209.75
Donal Carroll(5) CFO	2020	191,188.13	219,440.69	138,137.28	74,610.00	Nil.	Nil.	Nil.	623,376.11
	2019	108,331.20	Nil.	405,263.23	27,835.10	Nil.	Nil.	Nil.	541,429.53
	2018	39,119.60(6)	Nil.	830,163.05	Nil.	Nil.	Nil.	Nil.	869,282.65
Zeeshan Saeed(7) Former President	2020	212,292.43	438,881.39	236,014.19	Nil.	Nil.	Nil.	12,310.65	899,498.66
	2019	248,587.00	82,671.75	1,670,689.92	Nil.	Nil.	Nil.	Nil.	2,001,948.68
	2018	182,558.38	Nil.	Nil.	225,690.00	Nil.	Nil.	46,078.38	454,326.76
Dr. Sara May President, FV Pharma Inc.	2020	149,220.00	Nil.	27,700.50	Nil.	Nil.	Nil.	3,581.28	180,501.78
	2019	128,267.15	41,335.88	167,275.91	Nil.	Nil.	Nil.	3,611.04	340,489.98
	2018	40,749.68	Nil.	40,229.84	Nil.	Nil.	Nil.	2,708.28	83,687.80
Dr. Edward Brennan Chief Medical Officer	2020	305,777.30	219,440.69	328,683.70	149,522.28	Nil.	Nil.	6,031.29	1,009,455.26
	2019	248,587.00	82,671.75	885,966.29	Nil	Nil	Nil.	Nil.	1,217,225.05
	2018	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.

Notes:

(1)  "Share-Based Award" means an award of Class B Shares. The dollar amount disclosed is based on the closing price per Class B Share at the date of each grant.

(2)  "Option-Based Award" means an award of options under the Stock Option Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Includes Company paid health and life insurance benefits and car allowances for all NEOs

(4) Dr. Bokhari joined the Board on July 17, 2018, filling a vacancy created by Donal Carroll's resignation from the Board. Dr. Bokhari was appointed Interim CEO and Co-Executive Chairman of the Company following the resignation of Thomas Fairfull as CEO of the Company on October 29, 2018. Dr. Bokhari resigned as Interim CEO on December 1, 2018 following the appointment of Rupert Haynes. Following the termination of Mr. Haynes on February 5, 2019, Dr. Bokhari was appointed Interim CEO of the Company. On June 3, 2019 Dr. Bokhari was appointed as the permanent CEO and on November 17, 2020 Dr. Bokhari was appointed Executive Chairman.

(5) Mr. Carroll resigned from the Board on July 17, 2018, and was appointed CFO of the Company on July 23, 2018.

(6) Represents Mr. Carroll's salary from July 23, 2018 to December 31, 2018. The salary was paid to Epicore Group Inc., a company controlled by Mr. Carroll, for management services performed.

(7) Mr. Saeed was elected to the Board and was appointed Executive Vice-President of the Company on May 24, 2018. Following the resignation of Mr. Fairfull as President of the Company on October 29, 2018, Mr. Saeed was appointed President of the Company. Mr. Saeed employment with the Company was terminated for cause on January 27, 2021 which also resulted in his deemed resignation from the Board.

(8) Certain Option-Based Awards for the years-ended 2018 and 2019 were cancelled during the year-ended 2020.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets forth the details regarding all Option-based and Share-based awards outstanding for each NEO as at December 31, 2020.

Name and Position	Year	Option-Based Awards				Share-Based Awards
		Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed
		(#)	($)		($)	(#)	($)	($)
Raza Bokhari Executive Chairman & CEO	2020	119,004	7.17	October 28, 2024	Nil.	Nil.	Nil.	Nil.
		213,930	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
Rupert Haynes Former CEO	2020	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.	Nil.
Donal Carroll CFO	2020	10,000	7.63	December 31, 2023	Nil.	30,000	Nil.	Nil.
		10,000	7.63	December 31, 2024	Nil.	Nil.	Nil.	Nil.
		10,000	7.63	December 31, 2025	Nil.	Nil.	Nil.	Nil.
		10,000	7.63	December 31, 2026	Nil.	Nil.	Nil.	Nil.
		10,000	7.63	December 31, 2027	Nil.	Nil.	Nil.	Nil.
		39,801	7.63	March 24, 2025	Nil.	Nil.	Nil.	Nil.
		15,000	7.63	April 14, 2025	Nil.	Nil.	Nil.	Nil.
Zeeshan Saeed Former President	2020	99,502	4.42	September 15, 2022	Nil.	Nil.	Nil.	Nil.
		99,502	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
Dr. Sara May President, FV Pharma Inc.	2020	12,438	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
Dr. Edward Brennan Chief Medical Officer	2020	77,115	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
		50,000	4.75	April 14, 2025	Nil.	Nil.	Nil.	Nil.

Notes:

(1) The value of the unexercised in-the-money Options is calculated based on the difference between the market value of the Class B Shares as at December 31, 2020 and the exercise price of the Option.

Incentive Plan Awards - Value Vested or Earned During the Year

For each NEO, the following table sets forth: (1) the value of Option-based awards which vested or were earned during the financial year ended December 31, 2020, (2) the value of share-based awards which vested or were earned during the financial year ended December 31, 2020; and (3) the value of non-equity incentive plan compensation earned during the financial year ended December 31, 2020.

Name and Position	Year	Option-Based Awards-Value Vested During the Year(1)	Share-Based Awards - Value Vested During the Year	Non-Equity Incentive Plan Compensation - Value Earned During the Year
		($)	($)	($)
Raza Bokhari Executive Chairman & CEO, Director	2020	Nil.	Nil.	Nil.
Rupert Haynes Former CEO	2020	Nil.	Nil.	Nil.
Donal Carroll CFO	2020	Nil.	Nil.	Nil.
Zeeshan Saeed Former President	2020	Nil.	Nil.	Nil.
Dr. Sara May President, FV Pharma Inc.	2020	Nil.	Nil.	Nil.
Dr. Edward Brennan Chief Medical Officer	2020	Nil.	Nil.	Nil.

Notes:

(1) Reflects the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, calculated based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

Stock Option Plans

On February 19, 2018, the Board approved the Stock Option Plan. The Stock Option Plan provides that: (i) the aggregate number of Options reserved for issuance to related persons (as such term is defined in National Instrument 45-106 Prospectus Exemptions) will be 10% of the number of Class B Shares of the Company issued and outstanding from time to time, on a fully diluted basis; (ii) and the total number of Options available to be issued under the Stock Option Plan is 20% of the number of Class B Shares of the Company issued and outstanding from time to time, on a fully diluted basis, each in accordance with the policies of the CSE and NASDAQ applicable to the Company.

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes Option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require Board approval. The Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

The Stock Option Plan is administered by the Board, which has full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Stock Option Plan to such service providers of the Company and its affiliates, if any, as the Board may from time to time designate. The exercise prices will be determined by the Board but will, in no event, be less than the market value of the Class B Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. All Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such Options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

Pension Plan Benefits

The Company does not have any pension plans that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company (and/or its subsidiary) has entered into executive employment agreements with each of the NEOs (the "Employment Agreements"). Each Employment Agreement provides for the NEO's annual base salary, vacation entitlement and benefits.

The following is a description of material provisions of the Employment Agreements as it relates to termination and change of control.

Dr. Raza Bokhari (Chief Executive Officer, Executive Chairman & Director)

Dr. Bokhari has an executive employment agreement with the Company. In the event the Company terminates Dr. Bokhari's employment without cause or as a result of a change of control, the Company shall pay Dr. Bokhari an amount equal to (a) two (2), multiplied by sum of: (i) the dollar amount of cash compensation received, including any bonuses; (ii) the fair market value at the time of grant of any stock grants granted by the Company to Dr. Bokhari; (iii) the fair market value at the time of grant of all Options granted by the Company to Dr. Bokhari, and (iv) all other cash, and the fair market value of all non-cash, consideration paid or delivered by the Company to Dr. Bokhari (collectively, the "Total Compensation"); provided that Total Compensation shall in no case be less than $2,500,000 and Total Compensation shall be calculated based on the highest Total Compensation received by Dr. Bokhari during any calendar year (or partial calendar year) of employment by the Company. In the event of termination of Dr. Bokhari's employment for any reason, including resignation or termination for cause, all outstanding unvested Options, as of the date Dr. Bokhari ceases to be employed by the Company shall immediately vest and shall remain outstanding and be exercisable for a period of five years following such termination. In the event Dr. Bokhari's employment is terminated without cause or as a result of a change of control, he would be entitled to receive $30,214,417.92. See "Statement of Executive Compensation - Summary Compensation Table" for further details.

Donal Carroll (Chief Financial Officer)

Mr. Carroll has an executive employment agreement with the Company. In the event the Company terminates Mr. Carroll's employment without cause or as a result of a change of control, the Company shall pay Mr. Carroll a cash payment in an amount equal to 18-months compensation, being the sum of: (i) the most recent base salary; (ii) any applicable bonus; (iii) the cash value of any stock grants provided in the last 12-months; and (iv) the Black-Scholes valuation of any Options granted in the last 12-months. In the event of termination of Mr. Carroll's employment for any reason, including resignation or termination for cause, all outstanding unvested Options, as of the date Mr. Carroll ceases to be employed by the Company shall immediately vest and shall remain outstanding and be exercisable for a period of five years following such termination. In the event Mr. Carroll's employment is terminated without cause or as a result of a change of control, he would be entitled to receive $471,240. See "Statement of Executive Compensation - Summary Compensation Table" for further details.

Zeeshan Saeed (President)

Effective January 26, 2021, Mr. Saeed was terminated for cause from his position as President of the Company.

Dr. Sara May (President, FV Pharma)

Dr. May has an amended and restated employment agreement with FV Pharma, a wholly-owned subsidiary of the Company. In the event of a change of control of either the Company or FV Pharma, any unvested options granted to Dr. May shall immediately vest. If Dr. May's employment is terminated without cause, FV Pharma is obligated to pay Dr. May a minimum of two months' notice period, a one-time lump-sum payment equivalent to 10 months of her base salary (inclusive of any statutory severance pay), a pro-rata discretionary bonus for the period of the year up to the termination date, certain benefit plan contributions, and any accrued and unpaid entitlements up to the termination date. In the event Dr. May's employment is terminated without cause, she would be entitled to receive $68,722.50. See "Statement of Executive Compensation - Summary Compensation Table" for further details.

Dr. Edward Brennan, MD (Chief Medical Officer)

Dr. Brennan has an executive employment agreement with the Company. In the event of a change of control of the Company, any unvested options granted to Dr. Brennan shall immediately vest. If Dr. Brennan's employment is terminated without cause, the Company is obligated to pay Dr. Brennan a minimum of two months' notice period, a one-time lump-sum payment equivalent to 10 months of his base salary (inclusive of any statutory severance pay), a pro-rata discretionary bonus for the period of the year up to the termination date, certain benefit plan contributions, and any accrued and unpaid entitlements up to the termination date. In the event Dr. Brennan's employment is terminated without cause, he would be entitled to receive $212,712.50. See "Statement of Executive Compensation - Summary Compensation Table" for further details.

Liability Insurance of Directors and Officers

The Company has directors' and officers' liability insurance coverage for losses to the Company if the Company is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects the Company against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for the Company. All directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2020 was US$1,845,369.76.

STATEMENT OF DIRECTOR COMPENSATION

There were no standard or other arrangements under which non-executive directors of the Company were compensated in their capacity solely as directors during the financial year ended December 31, 2020.

Director Summary Compensation Table

The following table sets forth the information concerning the compensation earned by non-employee directors of the Company during the financial year ended December 31, 2020.

Name	Fees Earned ($)	Share-Based Awards(1) ($)	Option Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Anthony Durkacz	Nil.	438,881.39	236,014.19	Nil.	Nil.	Nil.	674,895.58
Hon. Stephen Buyer	43,937.08	219,440.69	53,196.69	Nil.	Nil.	Nil.	316,574.46
Robert J. Ciaruffoli	52,723.90	219,440.69	165,642.15	Nil.	Nil.	Nil.	437,806.75
James A. Datin(3)	43,937.08	87,776.28	59,004.73	Nil.	Nil.	Nil.	190,718.09
Gerald (Gerry) Goldberg	15,817.32	87,776.28	59,002.36	Nil.	Nil.	Nil.	162,595.96
Dr. Larry Kaiser	43,937.08	219,440.69	181,930.59	Nil.	Nil.	Nil.	445,308.37
David Urban(4)	35,150.26	219,440.69	82,603.31	Nil.	Nil.	Nil.	337,194.26

Notes:

(1) "Share-Based Award" means an award of Class B Shares. The dollar amount disclosed is based on the closing price per Class B Share at the date of each grant.

(2)  "Option-Based Award" means an award of options under the Stock Option Plan. This does not represent cash paid to the NEO. This figure is based on the grant date fair value of such options. The grant date fair value was determined in accordance with International Financial Reporting Standards. This methodology was chosen in order to be consistent with the accounting fair value used by the Company in its financial statements, and the Black-Scholes option pricing model is a commonly used methodology for valuing options which provides an objective and reasonable estimate of fair value. Calculating the value of stock options using the Black-Scholes option pricing model is very different from a simple "in-the-money" value calculation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(3) Mr. Datin has delivered his resignation from the Board, effective April 30, 2021.

(4) Mr. Urban resigned from the Board on October 31, 2020.

Incentive Plan Awards

All directors were entitled to participate in the Stock Option Plan. During the financial year ended December 31, 2020, 316,291 Options were granted to, and no Options were exercised by, non-employee directors under the Stock Option Plan.

Outstanding Option-Based and Share-Based Awards

The following table sets forth the information concerning all Option-based and Share-based awards outstanding for each non-employee director of the Company as at December 31, 2020.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The Money Options(1) ($)	Number of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed ($)
Anthony Durkacz	99,502	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
Hon. Stephen Buyer	15,000	7.63	November 24, 2024	Nil.	Nil.	Nil.	Nil.
	15,000	6.16	March 6, 2024	Nil.	Nil.	Nil.	Nil.
Robert J. Ciaruffoli	15,000	3.86	March 24, 2024	Nil.	Nil.	Nil.	Nil.
	37,313	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
	15,000	4.75	April 14, 2025	Nil.	Nil.	Nil.	Nil.
James A. Datin(2)	24,876	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
Gerald (Gerry) Goldberg	24,875	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
Larry Kaiser, MD	15,000	9.54	January 21, 2025	Nil.	Nil.	Nil.	Nil.
	19,900	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.
	15,000	4.75	April 14, 2025	1,875	Nil.	Nil.	Nil.
David Urban(3)	25,000	7.63	December 20, 2021	Nil.	Nil.	Nil.	Nil.
	34,825	3.86	March 24, 2025	Nil.	Nil.	Nil.	Nil.

Notes:

(1) Calculated based on the difference between the market price of the Class B Shares underlying the option-based award as at December 31, 2020, and the exercise price of the option-based award.

(2) Mr. Datin has delivered his resignation from the Board, effective April 30, 2021.

(3) Mr. Urban resigned from the Board on October 31, 2020.

Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of Option-based and Share-based awards for each non-employee director of the Company for the financial year ended December 31, 2020.

Name	Option-Based Awards - Value Vested During the Year(1) ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Anthony Durkacz	Nil.	Nil.	Nil.
Hon. Stephen Buyer	237.82	Nil.	Nil.
Robert J. Ciaruffoli	Nil.	Nil.	Nil.
James A. Datin(2)	Nil.	Nil.	Nil.
Gerald (Gerry) Goldberg	Nil.	Nil.	Nil.
Dr. Larry Kaiser	1,454.90	Nil.	Nil.
David Urban(3)	Nil.	Nil.	Nil.

Notes:

(1) Reflects the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, calculated based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2) Mr. Datin has delivered his resignation from the Board, effective April 30, 2021.

(3) Mr. Urban resigned from the Board on October 31, 2020.

SECURITIES AUTHORIZED FOR
ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Class B Shares to be issued upon exercise of outstanding Options, the weighted-average exercise price of such outstanding Options and the number of Class B Shares remaining available for future issuance under the Stock Option Plan as of December 31, 2020.

Plan Category	Number of Class B Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of Class B Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(1)
Stock Option Plan	1,693,063	$6.11	2,139,261

Notes:

(1) Based on 20% of the 19,161,620 Class B Shares issued and outstanding as of December 31, 2020.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or proposed director, executive officer or employee of the Company, or any associate of any of the foregoing, (i) is, or has been at any time since the beginning of the Company's most recently completed financial year, indebted to the Company or any of its subsidiaries, or (ii) has indebtedness to another entity that is, or has been at any time since the beginning of the Company's most recently completed financial year, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board considers good corporate governance practices to be an important factor in the overall success of the Company. Under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines, the Company is required to disclose information relating to its corporate governance practices, which disclosure is set out herein.

With respect to the United States, the Company is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 (the "Act") and the applicable rules adopted by the SEC pursuant to the Act, as well as the NASDAQ Rules, in each case, as applicable to foreign private issuers.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of most of the requirements of the 5600 series of the NASDAQ Rules. In order to claim such an exemption, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ's corporate governance requirements. Set forth below is a summary of such differences.

Shareholder Approval Requirements

NASDAQ Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer's shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this NASDAQ Rule. Instead, and in accordance with the NASDAQ exemption, the Company complies with the applicable CSE rules. In addition, NASDAQ Rule 5635(c) requires that stock option plans that do not contain a formula for automatic increases in the shares available for grant and do not impose a limit on the number of shares available for grant would require shareholder approval of each grant under the plan. The Company does not follow this NASDAQ Rule. Instead, and in accordance with the exemption under NASDAQ Rule 5615(a)(3), the Company complies with the applicable CSE rules, which permit the maximum number of shares issuable under stock option plans to be expressed as a fixed percentage of the issued and outstanding shares from time to time.

Quorum Requirements

NASDAQ Rule 5620(c) requires that each issuer provide for a quorum for any meeting of the holders of common shares of at least 33 and 1/3% of the such issuer's outstanding common voting shares. The Company does not follow this NASDAQ Rule, and its organizational documents instead provide that two persons holding or representing in the aggregate not less than 10% of the issued and outstanding shares of the Corporation, or of the class or classes respectively, present and each entitled to vote at any meeting of shareholders shall constitute a quorum.

Board of Directors

The Board is responsible for the stewardship of the Company and for the supervision of management to protect Shareholder interests. The Board oversees the development of the Company's strategic plan and the ability of management to continue to deliver on the corporate objectives.

The independent judgment of the Board in carrying out its responsibilities is the responsibility of all directors. The Board facilitates independent supervision of management through meetings of the Board and through frequent informal discussions among independent members of the Board and management. In addition, the Board has free access to the Company's external auditors, external legal counsel and to the Company's officers.

The Board is responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Each Board member has considerable experience in the guidance and management of public companies and the Board has found this has been sufficient to meet the needs of the Company to date.

Composition and Independence of the Board

The Board is currently comprised of seven directors: Raza Bokhari, MD, Anthony Durkacz, Robert J. Ciaruffoli, Stephen Buyer, Dr. Larry Kaiser, James A. Datin and Gerry Goldberg (collectively, the "Current Directors"). If the Management Director Nominees are elected at the Meeting, the Board will be comprised of seven directors being: Dr. Raza Bokhari, Robert J. Ciaruffoli, Stephen Buyer, Dr. Larry Kaiser, Gerry Goldberg, Donal Carroll and Frank Lavelle. The Company is not seeking re-election of Anthony Durkacz, and James A. Datin has delivered his resignation from the Board, effective April 30, 2021. The Company proposes to replace these directors with Donal Carroll and Frank Lavelle. Zeeshan Saeed's employment with the Company was terminated for cause on January 27, 2021, which also resulted in a deemed resignation from the Board.

Please see the biographies of the Nominee Directors under "Election of the Board of Directors".

The Board has determined that five of the seven Current Directors of the Company, namely Robert J. Ciaruffoli, Stephen Buyer, Dr. Larry Kaiser, James A. Datin and Gerry Goldberg, have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual's independent judgment, and are "independent" within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules.

Dr. Raza Bokhari and Anthony Durkacz are not "independent" within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules, as Dr. Raza Bokhari is the Chief Executive Officer and Executive Chairman of the Company and a holder of Class A Shares, and Anthony Durkacz is a holder of Class A Shares and was the Executive Co-Chair of the Company.

The Board has determined that five of the seven Management Director Nominees of the Company, namely Robert J. Ciaruffoli, Stephen Buyer, Dr. Larry Kaiser, Gerry Goldberg and Frank Lavelle, have no material relationship with the Company, either directly or indirectly, which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual's independent judgment, and are "independent" within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules.

Dr. Raza Bokhari and Donal Carroll are not "independent" within the meaning of such term under NI 58-101 and the applicable NASDAQ Rules as Dr. Raza Bokhari is the Chief Executive Officer and Executive Chairman of the Company and Donal Carroll is the Chief Financial Officer of the Company. Dr. Raza Bokhari is also a holder of Class A Shares.

The following Current Directors and Management Director Nominees are presently directors of other reporting issuers (with information relating to Mr. Durkacz derived from publicly available sources):

Director	Name of Other Reporting Issuer	Stock Exchange
Anthony Durkacz	iWallet Corporation	OTC.BB
	World Class Extractions Inc.	CSE
Gerry Goldberg	Capricorn Business Acquisitions Inc.	NEX
	Baymount Incorporated	NEX
	PsyBio Therapeutics Corp. (formerly, Leo Acquisitions Corp.)	TSXV
James Datin	OraSure Technologies Inc.	NASDAQ
Donal Carroll	Bird River Resources Inc.	CSE

Board Meetings

Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the Board has adopted the practice of following each meeting with an independent directors' discussion. The Board ensures open and candid discussion among its independent directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. In cases where such a conflict of interest or perceived conflict of interest is identified, it is addressed in accordance with the Business Corporations Act (Ontario) and the Board Mandate. The Board may determine that it is appropriate to hold an in-camera session excluding a director with a conflict of interest or perceived conflict of interest, or such director may consider that it is appropriate to recuse him or herself from considering and voting with respect to the matter under consideration.

The Chair of the Board, Dr. Raza Bokhari, is a non-independent director. The independent chair of the Audit Committee, Robert J. Ciaruffoli, provides leadership for its independent directors. Both the Dr. Bokhari and Mr Ciaruffoli are responsible for encouraging open and candid discussion among the independent directors, as discussed above, as well as facilitating Board meetings.

Dr. Bokhari consults with Mr. Ciaruffoli when setting the agenda of Board meetings and both work with the broader Board to promote good governance and ethics in the decision making process of the Board.

The attendance record of each of the Current Directors for Board meetings and committee meetings held during the year ended December 31, 2020 is as follows:

Name	Board Meeting Attended/Held	Audit Committee Meetings Attended/Held	Compensation Committee Meetings Attended/Held	Corporate Disclosure Committee Meetings Attended/Held	Nominating Committee Meetings Attended/Held	Governance Committee Meetings Attended/Held
Raza Bokhari, MD	3/3			1/1		1/1
Anthony Durkacz(1)	3/3					1/1
Robert J. Ciaruffoli	3/3	5/5	2/2	1/1	1/1
Stephen Buyer	3/3		2/2
Gerry Goldberg	3/3	5/5		1/1	1/1
James A. Datin(2)	3/3	5/5	2/2
Larry Kaiser, MD	3/3				1/1
Zeeshan Saeed(3)	3/3					1/1

Notes:

(1) Management is not proposing the director for re-election at the meeting.

(2) Mr. Datin has delivered his resignation from the Board, effective April 30, 2021.

(3) Mr. Saeed employment with the Company was terminated for cause on January 27, 2021, which also resulted in a deemed resignation from the Board.

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic direction of the Company;

  identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;

  succession planning, including appointing, training and monitoring senior management;

  a communications policy for the Company to facilitate communications with investors and other interested parties; and

  the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contributions of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Governance Committee, the Nominating Committee and the Corporate Disclosure Committee.

Orientation and Continuing Education

New directors will be provided orientations which include meetings with management on business directions, operational issues and financial aspects of the Company.

The Compensation Committee ensures that new directors receive orientation materials describing the Company's business and its corporate governance policies and procedures. New directors will have meetings with the Executive Chairman of the Board and CEO, and with the CFO, and are expected to visit the Company's principal offices. The Compensation Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Management updates the Board on a regular basis regarding the business and activities of the Company to ensure that the directors have the necessary knowledge to meet their obligations as directors. Directors are encouraged to communicate with management, the auditors and the Company's legal counsel to keep themselves current with the Company's business. Directors are also provided with full access to the Company's records.

Ethical Business Conduct

All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key Shareholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct.

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Conduct and Business Ethics (the "Code") which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources. The Code is available on the Company's SEDAR profile accessible at www.sedar.com and the Company's website, https://ir.fsdpharma.com/HUGE/corporate_governance.

The Board has delegated responsibility for monitoring compliance with the Code and for investigating and enforcing matters related to the Code to management, who will report breaches of the Code to the Company's general counsel or human resources.

Directors are required by applicable law and the Code to promptly disclose any potential conflict of interest that may arise. If a director has a material interest in an agreement or transaction, applicable law, the Code and principles of sound corporate governance require them to declare the interest in writing or request to have such interest entered in the minutes of meetings of directors and, where required by applicable law, abstain from voting with respect to the agreement or transaction.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, patient, supplier or customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company's business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

Audit Committee

Information regarding the Audit Committee is set forth under the heading "Audit Committee Information".

Nomination of Directors - Nominating Committee

The Nominating Committee is currently comprised of three directors of the Company: Dr. Larry Kaiser, MD, Gerald (Gerry) Goldberg and Robert J. Ciaruffoli. All are considered to be "independent" within the meaning of such term under applicable law and NASDAQ Rules.

The Nominating Committee is responsible for recommending to the Board a list of candidates for nomination for election to the Board at each annual meeting of Shareholders. In addition, as the need arises, it will identify and recommend to the Board new candidates for Board membership. The Nominating Committee selects potential directors with the desired background and qualifications, taking into account the needs of the Board at the time. In making its recommendations, the Nominating Committee considers whether each candidate is or would be "independent" and "financially literate" within the meaning of applicable law and the NASDAQ Rules and possesses the competencies and skills that: (i) are considered to be necessary for the Board, as a whole, to possess; (ii) are considered to be necessary for each existing director to possess; and (iii) each new nominee will bring to the boardroom. The Nominating Committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Nominating Committee is also responsible for examining the size of the Board and recommending to the Board a size that facilitates effective decision making, reviewing the overall composition of the Board, taking into consideration factors such as business experience, areas of expertise and competency of each director and evaluating whether the necessary and appropriate committees exist to support the work of the Board.

Compensation Committee

The Compensation Committee is currently comprised of three directors of the Company: Gerald (Gerry) Goldberg (Chair), Robert J. Ciaruffoli and Stephen Buyer. All are considered to be "independent" within the meaning of such term under applicable law and NASDAQ Rules.

The Compensation Committee is responsible for determining the compensation for the directors and the executive officers. The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, and by comparing with other reporting issuers of similar size in the same industry.

The Compensation Committee also periodically reviews the adequacy and form of directors' compensation and recommends to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director and a member of one or more committees, as applicable. The Compensation Committee is also responsible for reviewing the executive compensation disclosure before the Company discloses this information publicly.

The Compensation Committee is also responsible for: (i) ensuring that the mission and strategic direction of the Company is reviewed annually; (ii) ensuring that the Board and each of its committees carry out its functions in accordance with due process; (iii) assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director; (iv) identifying, recruiting, endorsing, appointing, and orienting new directors; (v) reviewing and making compensation related recommendations and determinations regarding senior executives and directors; and (vi) the Company's human resources and compensation policies and processes.

See also the discussion under the heading "Statement of Executive Compensation - Compensation Governance.

Governance Committee

The Governance Committee is currently comprised of three directors of the Company: Stephen Buyer (Chair), Robert J. Ciaruffoli and Dr. Larry Kaiser. All are considered to be "independent" within the meaning of such term under NI 58-101 and applicable NASDAQ Rules.

The Governance Committee is responsible for, among other things: (i) assisting the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements; (ii) promoting a culture of integrity throughout the Company; and (iii) developing the Company's approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making.

Corporate Disclosure Committee

The Governance Committee is currently comprised of three directors of the Company: Dr. Raza Bokhari (Chair), Robert J. Ciaruffoli and Gerald (Gerry) Goldberg. Other that Dr. Bokhari, the members of the Corporate Disclosure Committee are considered to be "independent" within the meaning of such term under and applicable law and NASDAQ Rules.

The Corporate Disclosure Committee is responsible for, among other things, ensuring that the Company complies with its timely continuous disclosure obligations, overseeing and monitoring compliance with the Company's disclosure policies, guidelines and procedures, promoting effective communication and preserving confidentiality of material information.

Assessments

The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Board encourages discussion among members as to evaluation of its effectiveness as a whole, of each individual director and each of its committees. The Board does not consider that formal assessments would be useful at this stage of the Company's development. To assist in its review, the Board may conduct informal surveys of its directors. In addition, the Board works closely with management and, accordingly, are in a position to assess individual director's performance on an ongoing basis.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted a term limit for directors and, as part of the Board's assessment process, the Board considers the benefit of renewal among directors in the context of the needs of the Board from time to time. In light of the nature of the industry in which the Company operates, the Board does not believe that adopting a term limit for directors is necessary or appropriate at this time.

Policies Regarding the Representation of Women on the Board

The Company does not have a written policy relating to the identification and nomination of women directors. When considering and recommending qualified director nominees, the Nominating Committee evaluates all candidates on their skills and experience in the context of what the Board as a whole requires to be effective, taking the background and diversity, including gender, of all directors and nominees into consideration.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Nominating Committee goes through a rigorous process when considering a director nominee, including an evaluation of the skills and experience of the current directors, determining the gaps in skills and experience that exist and finding potential candidates to fill those gaps and round out the skills and experience of the Board as a whole. Diversity (including the representation of women on the Board and in executive officer positions) is a factor considered in determining the optimal composition of the Board. The final recommendation for nomination or appointment to the Board has been based on the best combination of skills and experience for the position, with due regard for the benefits of diversity on the Board.

Consideration Given to the Representation of Women in Executive Officer Appointments

Dr. Sara May is currently the President of FV Pharma Inc., Dr. Huma Qamar, MD is currently Senior Vice President FSD Pharma Inc. and Head of R&D Program, Dr. Barbra Perry Lenhert is currently is Senior Director of Clinical Research, Dr. Manisha Saini, is currently Manager, Medical Affairs, and Maryann Adesso is currently the Corporate Secretary and Chief of Staff. The Board encourages the consideration of women who have the necessary skills, knowledge, experience and character when considering new potential candidates for executive officer positions.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board does not have specific targets in respect of appointing women to the Board and in respect of executive officer appointments.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Circular and if all Management Director Nominees are appointed, there will be no women on the Board (0%), and five out of eight executive officers are women (63%).

AUDIT COMMITTEE INFORMATION

As of the date of this Circular, the Audit Committee is comprised of three independent directors, namely Robert J. Ciaruffoli (Chair), Dr. Larry Kaiser and Gerry Goldberg. See "Audit Committee Information" in the Company's annual information form for the year ended December 31, 2020, which is available on SEDAR at www.sedar.com, for information relating to the Audit Committee, including mandate and role.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein, Management is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Class A Shares or Class B Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2020 and 2019. In addition, a Shareholder may obtain copies of the Company's financial statements and management's discussion and analysis, by contacting the Company by mail at c/o 100 King Street West, First Canadian Place, Suite 3400, Toronto, Ontario, M5X 1A4 or by email at info@fsdpharma.com.

APPROVAL OF THE BOARD OF DIRECTORS

This Circular and the mailing of same to Shareholders have been approved by the Board.

DATED the 20th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Raza Bokhari"
Dr. Raza Bokhari
Chief Executive Officer & Executive Chairman

SCHEDULE "A"
AMENDED AND RESTATED BY-LAWS

See Attached.

AMENDED AND RESTATED BY-LAW NUMBER 1

A BY-LAW RELATING GENERALLY TO THE REGULATION OF THE BUSINESS AND AFFAIRS OF

FSD PHARMA INC.

- i -

TABLE OF CONTENTS
(continued)

Page
ARTICLE 7 NOTICES	9
7.1 Procedure for Sending Notices	9
7.2 Notices to Successors in Title	9
7.3 Notice to Joint Shareholders	9
7.4 Signatures on Notices	9
7.5 Omission of Notice Does Not Invalidate Actions	9
7.6 Waiver of Notice	9
ARTICLE 8 REPEAL OF FORMER BY-LAWS	9
8.1 Former By-Laws Repealed	9

- ii -

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this by-law:

"Act" means the Business Corporations Act (Ontario) and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended or re-enacted from time to time;

"articles" means the articles, as that term is defined in the Act, of the Corporation;

"auditor" means the auditor of the Corporation;

"board" means the board of directors of the Corporation;

"by-law" means a by-law of the Corporation;

"Corporation" means FSD Pharma Inc.;

"director" means a director of the Corporation;

"Indemnified Person" means

(a) each director and former director of the Corporation;

(b) each officer and former officer of the Corporation;

(c) each individual who acts or acted at the Corporation's request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity; and

(d) the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (b).

"number of directors" means the number of directors provided for in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors determined by a special resolution or resolution of the board where it is empowered by special resolution to determine the number of directors.

"officer" means an officer of the Corporation, and reference to any specific officer is to the individual holding that office of the Corporation;

"person" means an individual, body corporate, partnership, joint venture, trust, unincorporated organization, association, the Crown or any agency or instrumentality thereof, or any entity recognized by law;

"proxyholder" means an individual holding a valid proxy for a shareholder;

"resident Canadian" has the meaning ascribed to that phrase in the Act;

"shareholder" means a shareholder of the Corporation;

"telephonic or electronic means" means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch- tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act; and

"voting person" means, in respect of a meeting of shareholders, an individual who is either a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

1.2 Number, Gender and Headings

In this by-law, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3 By-Law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4 Computation of Time

The computation of time and any period of days shall be determined in accordance with the Act.

ARTICLE 2
DIRECTORS

2.1 Notice of Meeting

Any director may call a meeting of the board by petitioning and providing the chairman and secretary with written notice stating the business proposed to be conducted and the proposed timing of such meeting.  The chairman shall thereupon direct the secretary to issue notice to the directors establishing a place, date and time for such meeting, having regard to the directors' availability and ability to achieve quorum, the urgency of the business proposed to be conducted, and any regularly scheduled board meeting already called pursuant to Section 2.6 at which such business could alternatively be conducted in a timely manner.  The secretary shall at the direction of the chairman or other director petitioning the meeting deliver any additional materials corresponding to the agenda items set out in the notice of meeting that may be necessary or advisable to allow the directors to make an informed decision with respect to the business put before the meeting.

The board also may appoint, by resolution, dates, time and places for meetings of the board. A copy of any such resolution shall be sent to each director forthwith after being passed, but no other notice is required for any such meeting.

These powers are in addition to the powers of a majority of those representing a quorum of the board to call a meeting in accordance with Section 126(8) of the Act.

2.2 Waiver of Notice

A director may in any manner and at any time waive notice of or otherwise consent to a meeting of the board, including by sending an electronic document to that effect. Attendance of a director at a meeting of the board shall constitute a waiver of notice of that meeting, except where a director attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been properly called.

2.3 No Notice to Newly Appointed Director

An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board, if that individual is present at that meeting.

2.4 Meetings Without Notice

A meeting of the board may be held without notice immediately following any annual meeting of shareholders.

2.5 Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

2.6 Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the nature of the business to be transacted to be specified.

2.7 Place of Meeting

A meeting of the board may be held at any place within or outside Ontario, and no such meeting need be held at a place within Canada.

2.8 Quorum for Board Meetings

The quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors. If, however, the Corporation has fewer than three directors, all directors must be present at any meeting of the board to constitute a quorum.

2.9 Chairman of Board Meetings

The chairman of any meeting of the board shall be a director and the Chairman of the Board, and if a Chairman of the Board has not been appointed, the directors present at the meeting shall choose a director to preside as chairman of the meeting.

2.10 Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority vote. The chairman of the meeting shall have a second or casting vote in the event of a tied vote on a matter before the board of directors.

2.11 Meeting by Telephonic or Electronic Means

A meeting of the board or of a committee of the board may be held by telephonic or electronic means or other communication facility that permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously. A director who, through those means, votes at such a meeting or establishes a communications link to such a meeting shall be deemed for the purposes of the Act to be present at the meeting.

ARTICLE 3
MEETINGS OF SHAREHOLDERS

3.1 Notice of Shareholders' Meetings

The board may call a meeting of shareholders by causing notice of the date, time and place of the meeting to be sent to each shareholder entitled to vote at the meeting, each director and the auditor. Such notice shall be sent no less than 21 days and no more than 50 days before the meeting, if the Corporation is an offering corporation (as defined in the Act), or no less than 10 days and no more than 50 days before the meeting if the Corporation is not an offering corporation.

3.2 Quorum at Meetings of Shareholders

A quorum for the transaction of business at any meeting of shareholders shall be 2 voting persons holding or representing in the aggregate not less than 10% of the issued and outstanding shares of the Corporation, or of the class or classes respectively (if there is more than one class of shares outstanding for the time being). Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

3.3 Chairman's Vote

The chairman of any meeting of shareholders shall not have a second or casting vote.

3.4 Voting

Unless the chairman of a meeting of shareholders directs a ballot, or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting as to the result of the vote upon the question and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of such question, and the result of the vote so taken shall be the decision of the shareholders upon such question. A ballot may be directed or demanded either before or after a vote by show of hands. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, a prior vote by show of hands has no effect.

3.5 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting and willing to serve: chairman of the board, managing director, or chief executive officer, president or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

3.6 Who May Attend Shareholders' Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and, if any, the chairman, the managing director and the chief executive officer, as well as others permitted by the chairman of the meeting.

3.7 Meeting by Telephonic or Electronic Means

A meeting of the shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed for the purposes of the Act to be present at the meeting.

ARTICLE 4
SECURITY CERTIFICATES, PAYMENTS

4.1 Certificates

(a) Subject to Section 4.1(b), security certificates shall be in such form as the board may approve or the Corporation adopt. The president or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

(b) Unless otherwise provided in the articles, the board may provide by resolution that any or all classes and series of shares or other securities shall be uncertificated securities, provided that such resolution shall not apply to securities represented by a certificate until such certificate is surrendered to the Corporation.

4.2 Cheques

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid or, paid by electronic funds transfer to the bank account designated by the registered holder, unless such holder otherwise directs. Cheques may be sent by delivery or first class mail to such registered holder at that holder's address appearing on the register of shareholders, unless that holder otherwise directs in writing. By sending a cheque, as provided in this by-law, or the electronic funds transfer as aforesaid, in the amount of the dividend less any tax that the Corporation is required to withhold, the Corporation discharges its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

4.3 Cheques to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the register of shareholders in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing.

4.4 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in this by-law, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

4.5 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 5
SIGNATORIES, INFORMATION

5.1 Signatories

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, the following are the only persons authorized to sign any document on behalf of the Corporation:

(a) any individual appointed by resolution of the board to sign the specific document, that type of document or documents generally on behalf of the Corporation; or

(b) any director or any officer appointed to office by the board.

Any document so signed may, but need not, have the corporate seal of the Corporation applied, if there is one.

5.2 Facsimile or Electronic Signatures

The signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

5.3 Voting Rights in other Corporations

All securities carrying voting rights of any other corporation held from time to time by the Corporation may be voted at any and all meetings of shareholders, bond holders, debenture holders or holders of other securities (as the case may be) of such other corporation and in such manner as the board may from time to time determine. Any person or persons authorized to sign on behalf of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine.

5.4 Restriction on Information Disclosed

Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

ARTICLE 6
PROTECTION AND INDEMNITY

6.1 Transactions with the Corporation

A director or officer of the Corporation who is:

(a) a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation; or

(b) a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation.

shall, at the time and in the manner provided in the Act, disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors, the nature and extent of his or her interest. Except as provided in the Act, no such director of the Corporation shall attend any part of a meeting of directors during which the contract or transaction is discussed, and no such director shall vote on any resolution to approve such contract or transaction.

If a material contract is made or a material transaction is entered into between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he or she has a material interest, the director or officer shall not be accountable to the Corporation or its shareholders for any profit or gain realized from the contract or transaction, and the contract shall not be void or voidable, by reason only of that relationship or by reason only that such director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if (a) the director or officer disclosed his or her interest in accordance with the Act, and (b) the contract or transaction was reasonable and fair to the Corporation at the time it was approved.

Even if the foregoing conditions are not met, a director or officer, acting honestly and in good faith, shall not be accountable to the Corporation or to its shareholders for any profit or gain realized from any such contract or transaction, by reason only of his or her holding the office of director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was approved, shall not be by reason only of the director's or officer's interest therein void or voidable, where (a) the contract or transaction is confirmed or approved by special resolution at a meeting of the shareholders duly called for that purpose, and (b) the nature and extent of the director's or officer's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the information circular.

6.2 Limitation of Liability

Subject to the Act, no director or officer of the Corporation shall be liable for the acts or omissions of any other director, officer, employee or agent of the Corporation, or for any costs, charges or expenses of the Corporation resulting from any deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from bankruptcy or insolvency, or in respect of any tortious acts of or relating to the Corporation or any other director, officer, employee or agent of the Corporation, or for any loss occasioned by an error of judgment or oversight on the part of any other director, officer, employee or agent of the Corporation, or for any other costs, charges or expenses of the Corporation occurring in connection with the execution of the duties of the director or officer, unless such costs, charges or expenses are incurred as a result of such person's own wilful neglect, default or negligence. Nothing in this by-law, however, shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach of the Act.

6.3 Indemnity of Directors and Officers

As required or permitted by the Act, the Corporation shall indemnify each Indemnified Person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been at the relevant time a director or officer of the Corporation or of a body corporate of which the Corporation is or was a shareholder or creditor, or by reason of having acted in a similar capacity for any other entity that is or was at the relevant time directly or indirectly owned or controlled by the Corporation, if:

(a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that the conduct was lawful.

6.4 Advances by the Corporation

The Corporation shall advance monies to an Indemnified Person for the costs, charges and expenses of a proceeding referred to in Section 6.4 provided the Indemnified person shall repay such monies if the Indemnified person does not fulfil the conditions set out in Subsections 6.4(a) and (b).

6.5 Indemnities Not Limiting

The provisions of this Article 6 shall be in addition to and not in substitution for any rights, immunities and protections to which an Indemnified Person is otherwise entitled under the Act or as the law may permit or require.

6.6 Insurance

Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in Section 6.4 as the board may determine.

ARTICLE 7
NOTICES

7.1 Procedure for Sending Notices

Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee on the books of the Corporation and delivered in person, sent by prepaid first class mail or sent by any telephonic or electronic means of sending messages. Notice shall not be sent by mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

7.2 Notices to Successors in Title

Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been entered on the Corporation's share register.

7.3 Notice to Joint Shareholders

Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to the address for them on the Corporation's register of shareholders, or to the first such address if there is more than one.

7.4 Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be an electronic signature.

7.5 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a) by accident, notice was not sent to any person;

(b) notice was not received by any person; or

(c) there was an error in a notice that did not affect the substance of that notice.

7.6 Waiver of Notice

Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

ARTICLE 8
REPEAL OF FORMER BY-LAWS

8.1 Former By-Laws Repealed

Upon this by-law coming into force, By-Law Number 1 of the Corporation that is in effect at the time this by-law becomes effective is repealed provided that such repeal shall not affect the previous operation of such by-law so repealed or affect the validity of any act or right, privilege, obligation or liability acquired or incurred under the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and provisions of this by-law and all resolutions of the shareholders or of the directors with continuing effect passed under such repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board on the 21st day of January, 2021.

If you have any questions or require any assistance in executing your proxy or voting instruction form, please call Gryphon Advisors Inc. at:

North American Toll-Free Number: 1.833.292.5847
Outside North America, Banks, Brokers and Collect Calls: 1.416.902.5565
Email: inquiries@gryphonadvisors.ca
North American Toll-Free Facsimile: 1.877.218.5372
Facsimile: 1.416.214.3224

FSD PHARMA INC.

100 King Street West, Suite 3400 | Toronto, Ontario M5X 1A4

P:      647.864.7969

E:      IR@FSDpharma.com

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